                                                     REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3

                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               ----------------

        CROSS TIMBERS OIL COMPANY              CROSS TIMBERS ROYALTY TRUST
      (EXACT NAME OF REGISTRANT AS            (EXACT NAME OF REGISTRANT AS
        SPECIFIED IN ITS CHARTER)               SPECIFIED IN ITS CHARTER)

              DELAWARE                                    TEXAS
   (STATE OR OTHER JURISDICTION OF           (STATE OR OTHER JURISDICTION OF
   INCORPORATION OR ORGANIZATION)            INCORPORATION OR ORGANIZATION)

             75-2347769                                75-6415930
(I.R.S. EMPLOYER IDENTIFICATION NO.)      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                               NATIONSBANK, N.A., TRUSTEE
   810 HOUSTON STREET, SUITE 2000                    P. O. BOX 1317
       FORT WORTH, TEXAS 76102                FORT WORTH, TEXAS 76101-1317
  (ADDRESS, INCLUDING ZIP CODE, AND         (ADDRESS, INCLUDING ZIP CODE, AND
              TELEPHONE                                 TELEPHONE
   NUMBER, INCLUDING AREA CODE, OF           NUMBER, INCLUDING AREA CODE, OF
  REGISTRANT'S PRINCIPAL EXECUTIVE         REGISTRANT'S PRINCIPAL EXECUTIVE
              OFFICES)                                  OFFICES)

           BOB R. SIMPSON                            JOE B. GRISSOM
   810 HOUSTON STREET, SUITE 2000            500 W. SEVENTH ST., SUITE 1300
       FORT WORTH, TEXAS 76102                   FORT WORTH, TEXAS 76102
 (NAME, ADDRESS, INCLUDING ZIP CODE,       (NAME, ADDRESS, INCLUDING ZIP CODE,
                 AND                                       AND
   TELEPHONE NUMBER, INCLUDING AREA        TELEPHONE NUMBER, INCLUDING AREA
     CODE, OF AGENT FOR SERVICE)               CODE, OF AGENT FOR SERVICE)


                                  COPIES TO:

F. RICHARD BERNASEK, ESQ.    JAMES M. PRINCE, ESQ.     RICHARD A. LOWE, ESQ.
  KELLY, HART & HALLMAN,    ANDREWS & KURTH L.L.P.    BOSWELL & KOBER, P. C.
           P.C.                4200 CHASE TOWER         1800 BANK ONE TOWER
  201 MAIN STREET, SUITE     HOUSTON, TEXAS 77002     500 THROCKMORTON STREET
           2500                 (713) 220-4300        FORT WORTH, TEXAS 76102
 FORT WORTH, TEXAS 76102                                  (817) 878-4300
      (817) 332-2500

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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
                                       PROPOSED
                                       MAXIMUM        PROPOSED
 TITLE OF EACH CLASS OF    AMOUNT   OFFERING PRICE    MAXIMUM      AMOUNT OF
    SECURITIES TO BE       TO BE      PER TRUST      AGGREGATE    REGISTRATION
       REGISTERED        REGISTERED    UNIT(1)     OFFERING PRICE    FEE(2)
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
Units of Beneficial
 Interest..............  1,360,000      $14.50      $19,720,000    $5,817.40

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(1) Estimated solely for the purpose of calculating the registration fee.
(2) Pursuant to Rule 457(c), the registration fee has been calculated on the basis of the average of the high and low prices per share of the Units on June 11, 1998, as reported by the consolidated reporting system of the New York Stock Exchange.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                    SUBJECT TO COMPLETION, DATED      , 1998

PROSPECTUS

                             1,200,000 TRUST UNITS

                          CROSS TIMBERS ROYALTY TRUST

                                  -----------

  Each unit of beneficial interest ("Trust Unit") offered hereby evidences an undivided interest in the Cross Timbers Royalty Trust (the "Trust"), a grantor trust formed on February 12, 1991. The Trust Units offered hereby are currently outstanding and are being offered by Cross Timbers Oil Company (the "Company"). See "Selling Trust Unitholder." The Trust will not receive any of the proceeds of the offering. This Prospectus includes information provided to the Trustee by the Company.

  The assets of the Trust consist of defined net profits interests ("Net Profits Interests") in royalties and overriding royalties in producing and non-producing properties in Texas, Oklahoma and New Mexico and working interests in producing properties located in Texas and Oklahoma (collectively, the "Underlying Properties"). While the Trust and holders of Trust Units ("Trust Unitholders") will not be liable for the costs of producing and developing oil and natural gas, amounts payable to the Trust will be reduced by the amount of such costs attributable to those Underlying Properties that are working interests. The Underlying Properties are long-lived oil and natural gas properties, most of which are operated by major oil companies or established independent energy companies unaffiliated with the Trust. There are 6,000,000 Trust Units outstanding, which are listed on the New York Stock Exchange ("NYSE") under the symbol "CRT." On June 15, 1998, the last reported sale price of Trust Units on the NYSE was $14 7/16 per Trust Unit.

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE TRUST UNITS OFFERED HEREBY.

                                  -----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PRICE TO UNDERWRITING PROCEEDS TO SELLING
                                        PUBLIC  DISCOUNT(1)  TRUST UNITHOLDER(2)
--------------------------------------------------------------------------------
Per Trust Unit.......................    $          $                $
--------------------------------------------------------------------------------
Total(3).............................   $          $                $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $  .
(3) The Company has granted the Underwriters an option for 30 days to purchase up to 160,000 additional Trust Units at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Selling Trust Unitholder will be $ , $ , and
    $  , respectively. See "Underwriting."

                                  -----------
  The Trust Units offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Trust Units will be made in New York, New York on or about
 , 1998.

                                  -----------

MERRILL LYNCH & CO.                                        DAIN RAUSCHER WESSELS
                                     A DIVISION OF DAIN RAUSCHER INCORPORATED

                                  -----------
                  The date of this Prospectus is      , 1998.

                                [GRAPHIC HERE]
  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE TRUST UNITS. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF TRUST UNITS TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Certain terms relating to the oil and gas business are defined in "Glossary of Certain Oil and Gas Terms." The proved oil and gas reserves of the Trust as of December 31, 1997 set forth in this Prospectus were estimated by Miller and Lents, Ltd., an independent engineering firm ("Miller and Lents").

                          CROSS TIMBERS ROYALTY TRUST

  Cross Timbers Royalty Trust (the "Trust") is a grantor trust formed on February 12, 1991 by the predecessors of Cross Timbers Oil Company (Cross Timbers Oil Company, its subsidiaries and predecessors are collectively referred to herein as the "Company"). The Trust was formed to provide its owners with tax-advantaged cash distributions from defined net profits interests ("Net Profits Interests") in certain royalties, overriding royalties and working interests owned by the Company and located in the States of Texas, Oklahoma and New Mexico (collectively, the "Underlying Properties"). The Underlying Properties consist of long-lived oil and natural gas properties. Estimated proved reserves attributable to the Underlying Properties are approximately 31% oil and 69% natural gas, based on the discounted present value of estimated future net revenues as of December 31, 1997. The Underlying Properties are composed of (i) royalty and overriding royalty interests in producing properties; (ii) working interests in currently producing properties; and (iii) royalty interests in non-producing properties which may be developed in the future, although no significant activity has occurred since the inception of the Trust.

  The Trust is a passive entity, and NationsBank, N.A., as trustee ("Trustee"), has only such powers as are necessary for the collection and distribution of the proceeds received by the Trust and the payment of Trust liabilities and expenses. The Trustee does not participate in business decisions of the Company and did not participate in the decisions of the Company to acquire or sell any Trust Units. No additional properties will be contributed to the Trust. The assets of the Trust are depleting assets and ultimately will decrease over time.

  The ownership of the Trust is divided into 6,000,000 units of beneficial interest (the "Trust Units"). The Trust Units do not constitute an interest in or security of the Company or the Trustee. See "The Trust."

                                  THE COMPANY

  The Company is a leading United States independent energy company engaged in the acquisition, development and exploration of oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. The Company organized the Trust and conveyed the Net Profits Interests to the Trust in 1991. The Company currently owns the Underlying Properties, subject to the Net Profits Interests, and will continue to own such Properties, so burdened, after the Offering.

  The Company originally acquired all of the Trust Units at the inception of the Trust in exchange for the conveyance of the Net Profits Interests to the Trust. During 1991 and 1992, the Company distributed a portion of the Trust Units to its equity owners and sold the remainder in a registered public offering. During 1996, 1997 and early 1998, the Company repurchased 1,360,000 Trust Units in private transactions and open market transactions effected on the New York Stock Exchange at an average purchase price of $13.75 per Trust Unit.

  Since December 1997, the Company has acquired approximately $410 million of producing oil and gas properties, which established two new core areas of primarily operated properties. As the Underlying Properties are substantially all non-operated interests and the reserves associated with the Trust Units represent a small percentage of the Company's reserve base, the Company has decided to sell its Trust Units and reinvest the proceeds in its new core areas of operations.

                                THE TRUST ASSETS

THE NET PROFITS INTERESTS

  The assets of the Trust consist of Net Profits Interests carved out of the Underlying Properties. The Net Profits Interests were created under five separately defined assignments (the "Conveyances"). The 90% Net Profits Interests (as defined herein) were created under three Conveyances from Underlying Properties located in Texas, New Mexico and Oklahoma, respectively. The 75% Net Profits Interests (as defined herein) were created under two Conveyances from Underlying Properties located in Oklahoma and Texas, respectively. The Net Profits Interests entitle the Trust to receive 90% of the Net Proceeds (as defined herein) from the sale of production from those Underlying Properties that are royalties and overriding royalties (the "90% Net Profits Interests") and 75% of the Net Proceeds (as defined herein) from the sale of production from those Underlying Properties that are working interests (the "75% Net Profits Interests").

  "Net Proceeds" are generally defined to mean the amounts received by the Company, as owner of the Underlying Properties, less costs associated with ownership of such Underlying Properties. For the 90% Net Profits Interests, Net Proceeds means gross proceeds received by the Company as the owner of the Underlying Properties that are royalties and overriding royalties, less property and production taxes. Net Proceeds for the 75% Net Profits Interests means gross proceeds received by the Company as the owner of the Underlying Properties that are working interests, less development and production costs and property and production taxes. The Net Proceeds payable to the Trust from the 90% Net Profits Interests, therefore, are dependent upon the quantities and sales prices of oil and gas produced, and will not be decreased by the costs of developing and producing such oil and gas, although such interests may bear their proportionate share of costs incurred in making such production marketable. In the case of the 75% Net Profits Interests, however, development and operating costs are deducted from gross proceeds, so the Net Proceeds payable to the Trust from the 75% Net Profits Interests are dependent upon both the quantities and sales prices of oil and natural gas as well as the costs to develop and produce such oil and gas. If, during any period, development and operating costs exceed gross proceeds for a 75% Net Profits Interest, neither the Trust nor Trust Unitholders would be liable for such excess, but the Trust would not receive Net Proceeds with respect to such 75% Net Profits Interest until the future Net Proceeds exceed the cumulative excess of such costs and expenses, plus interest at the prime rate. Such conditions have existed for the Trust in the past. See "Risk Factors--Development Costs" and "Computation of Net Proceeds--75% Net Profits Interests."

  The Trustee may cause the Net Profits Interests to be sold if it receives the affirmative consent of the holders of 80% of the Trust Units. The Trustee is required to sell the Net Profits Interests if the aggregate annual Net Proceeds are less than $1,000,000 for two consecutive years. The net proceeds of any such sale would be distributed to Trust Unitholders.

THE UNDERLYING PROPERTIES

  The producing Underlying Properties are long-lived properties, substantially all of which have well-established production histories and are operated by major oil companies or established independent energy companies. The Underlying Properties are comprised of the Company's interest in over 2,900 properties that were acquired by the Company from 1986 through 1990 and represented, at the time of formation of the Trust, substantially all of the royalties and overriding royalties owned by the Company in Texas, Oklahoma and New Mexico, as well as the non-operated working interests in seven unitized properties in Texas and Oklahoma. See "The Net Profits Interests and the Underlying Properties--Producing Acreage, Wells and Drilling." As of December 31, 1997, approximately 82% of the discounted estimated future net revenues attributable to the Net Profits Interests is allocable to the 90% Net Profits Interests and 18% is allocable to the 75% Net Profits Interests. Estimated proved reserves attributable to the Underlying Properties are approximately 31% oil and 69% natural gas, based on the discounted present value of estimated future net revenues as of December 31, 1997. The average reserve-to-production index of the Underlying Properties is 11 years for oil and 12 years for natural gas, based on the proved reserves and production levels set forth in the Reserve Report of Miller and Lents as of December 31, 1997 (the "Reserve Report") for the Underlying Properties at December 31, 1997. Approximately 97% of the discounted present value of estimated future net revenues is attributable to proved developed reserves.

  The following table sets forth, as of December 31, 1997, estimated proved oil and gas reserves, estimated future net revenues and discounted estimated future net revenues attributable to the Net Profits Interests in the producing Underlying Properties:

                                                         ESTIMATED FUTURE
                                 ESTIMATED               NET REVENUES FROM
                           PROVED RESERVES (a)(b)      PROVED RESERVES(a)(c)
                         -------------------------- ---------------------------
                                            GAS
                           OIL    GAS   EQUIVALENTS
                         (MBBLS) (MMCF)   (MMCFE)   UNDISCOUNTED DISCOUNTED (d)
                         ------- ------ ----------- ------------ --------------
                                                          (IN THOUSANDS)
90% Net Profits
 Interests
 San Juan Basin
  Conventional..........     84  24,942   25,446      $38,134       $15,823
  Coal seam.............     --   6,750    6,750        9,785         6,282
                          -----  ------   ------      -------       -------
    Total...............     84  31,692   32,196       47,919        22,105
 Other New Mexico.......    143     429    1,287        2,853         1,669
 Texas..................    430   3,900    6,480       15,773         8,796
 Oklahoma...............     74   1,865    2,309        5,326         3,080
                          -----  ------   ------      -------       -------
    Total...............    731  37,886   42,272       71,871        35,650
                          -----  ------   ------      -------       -------
75% Net Profits
 Interests
 Texas..................    583     229    3,727        8,605         4,475
 Oklahoma...............    382     127    2,419        5,523         3,371
                          -----  ------   ------      -------       -------
    Total...............    965     356    6,146       14,128         7,846
                          -----  ------   ------      -------       -------
Total Net Profits
 Interests..............  1,696  38,242   48,418      $85,999       $43,496
                          =====  ======   ======      =======       =======
Per Trust Unit..........                              $ 14.33       $  7.25
                                                      =======       =======

--------
(a) Based on oil and natural gas prices as of December 31, 1997, which were $15.50 per Bbl of oil (West Texas Intermediate crude oil posted price, referred to hereinafter as "WTI"), and averaged $1.76 per Mcf of natural gas at the wellhead. For further information regarding Trust proved reserves, see "The Net Profits Interests and the Underlying Properties--Oil and Gas Reserves."
(b) Since the Trust holds defined net profits interests, the Trust does not own a specific ownership percentage of the oil and gas reserves. Trust reserve quantities are determined using an allocation formula, and, therefore, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the Net Profits Interests.
(c) Before income taxes (and the tax benefit of the estimated Section 29 coal seam income tax credit and depletion deduction) since future net revenues are not subject to taxation at the Trust level.
(d) Discounted at an annual rate of 10%.


ADDITIONAL DEVELOPMENT

  The Company estimates that the underlying royalties in the San Juan Basin from which certain of the 90% interests were carved include more than 2,000 gross (approximately 30 net) wells on 60,000 gross acres. Most of these wells are operated by Amoco Production Company and Burlington Resources Oil & Gas Company. Gas was first produced in the San Juan Basin in 1921 and today it is considered to be the second largest gas producing area in the United States. The San Juan Basin is characterized by multiple productive formations, including the Fruitland Coal, Pictured Cliffs, Mesaverde and Dakota. Development has taken place in several phases, including 160-acre infill drilling of the Mesaverde starting in 1977 and of the Dakota starting in 1979. The most recent development phase from 1980 to the present has been in the Fruitland Coal because of the incentive of the

Section 29 federal income tax credit applicable to gas produced from coal seam gas wells drilled prior to January 1, 1993. However, advanced technology and improved operating procedures have allowed further Fruitland Coal development after the expiration of the tax credit drilling eligibility period. Operators have reported continued development in additional horizons and the use of enhanced recovery techniques in existing productive formations, but it is not known if this activity has affected or will affect Trust reserves or distributions.

  The Underlying Properties from which the 75% Net Profits Interests were carved are working interests in developed properties which are undergoing systematic secondary and enhanced recovery operations. Any increase or decrease in costs from such activities will directly affect the Net Proceeds payable to the Trust under the applicable 75% Net Profits Interests. As a result of a project to convert one of the Texas properties to carbon dioxide injection, the Company has advised the Trustee that, unless oil prices significantly increase, costs are expected to continue to exceed revenues until the project has been completed. Such excess costs plus accrued interest must be recovered before the Texas 75% Net Profits Interests can again contribute to Trust distributions. The Texas 75% Net Profits Interests contributed $0.18 per Trust Unit to 1997 royalty income and $0.015 per Trust Unit to first quarter 1998 royalty income. See "Risk Factors--Development Costs." For a summary of development and operating costs over the last five years associated with the working interest properties, see "Selected Financial Data."

  The Underlying Properties from which the 90% Net Profits Interests were carved also include royalties in approximately 200,000 gross (3,000 net) acres in non-producing properties located primarily in Texas and Oklahoma. The Company owns the fee mineral interest for approximately 97% of the net acres from which these royalties were carved and since their acquisition has made these properties available for lease to others for development, although no assurances can be made that these properties will be developed. Net Proceeds payable to the Trust, however, will not be reduced by the development and production costs associated with any development and operation of these properties. There has been no significant development of the nonproducing properties since the Trust's inception. See "The Net Profits Interests and the Underlying Properties--Non-Producing Acreage."

OWNERSHIP OF THE UNDERLYING PROPERTIES

  The Company currently owns the Underlying Properties, subject to and burdened by the Net Profits Interests, and is entitled to any proceeds received by reason of such ownership in excess of the Net Proceeds paid to the Trust. The Company's duties under the Conveyances creating the Net Profits Interests are ministerial in nature. For the 90% Net Profits Interests, the Company is required to receive payments from the sale of production from the Underlying Properties, deduct taxes and pay 90% of such amount to the Trustee for distribution to Trust Unitholders. For the 75% Net Profits Interests, the Company is required to receive payments representing its share of the sale of production, deduct taxes and costs invoiced by the operators of such Underlying Properties and pay 75% of the net amount to the Trust. The Company may sell the Underlying Properties, subject to and burdened by the Net Profits Interests, without the consent of the Trustee or the Trust Unitholders. Following any such sale, the purchaser of the Underlying Properties would be required to calculate and pay to the Trust the Net Proceeds and to otherwise perform all of the Company's duties under the Conveyances. The Company does not currently intend to sell the Underlying Properties.

                HISTORICAL TRUST DISTRIBUTIONS AND RELATED DATA

  Trust Units were initially sold to the public at $10.00 per unit in February 1992. Annual cash distributions paid, Section 29 federal income tax credits available per Trust Unit, cost depletion factor (the percentage of Trust Unit cost allowed as a cost depletion deduction for federal income tax purposes), and the total present value (discounted at 10%) of estimated future net revenues at December 31 of each year were as follows:

                                                                    TOTAL PRESENT
                                           SECTION 29                 VALUE OF
                                           TAX CREDITS                ESTIMATED
                               CASH            PER        COST       FUTURE NET
                           DISTRIBUTIONS      TRUST     DEPLETION     REVENUES
                         PER TRUST UNIT(a)   UNIT(b)     FACTOR   AT DECEMBER 31(c)
                         ----------------- -----------  --------- -----------------
1992....................     $1.217402       $ .092        7.0%      $54,589,000
1993....................      1.282923         .150        7.0        40,911,000
1994....................      1.124811         .203        8.5        41,241,000
1995....................       .929705         .180        8.1        42,243,000
1996....................      1.346162         .189        9.5        76,847,000(d)
1997....................      1.734541         .212        8.8        43,496,000
1998 (through May 31,
 1998)..................       .563809         .071(e)     3.5               --
                             ---------       ------
                             $8.199353       $1.097
                             =========       ======

--------
(a) Distributions of distributable income of the Trust are made monthly.
(b) The Section 29 coal seam federal income tax credit provides a dollar-for-dollar reduction in a taxpayer's federal income tax liability (but not below his alternative minimum tax liability). See "Federal Income Tax Consequences--Section 29 Coal Seam Gas Tax Credit."
(c) Estimated Future Net Revenues are estimated as of each year-end using oil and gas prices and production and development costs as of December 31 of each year, without escalation.
(d) Oil and gas prices at December 31, 1996 were $24.25 per Bbl (WTI) and $2.64 per Mcf at the wellhead, respectively. Comparatively, oil and gas prices were $18.00 per Bbl and $1.37 per Mcf, respectively, at December 31, 1995, and were $15.50 per Bbl and $1.76 per Mcf, respectively, at December 31, 1997.
(e) Estimated based on qualifying sales volumes and the factors used in the calculation of the 1997 Section 29 coal seam gas tax credit.

  For additional financial information regarding the Trust, see "Selected Financial Data."

                                  THE OFFERING

Trust Units offered(1)......  1,200,000 Trust Units are being offered by the
                              Company.

Trust Units outstanding.....  6,000,000 Trust Units are currently outstanding.

Use of Proceeds.............  No proceeds from the sale of Trust Units will be deposited in the Trust. The Company will receive the net proceeds from the sale of its Trust Units, anticipated to be approximately $ and will reinvest the proceeds in its new core areas of operations.
NYSE Symbol.................  CRT
Cash distributions..........  Distributions of available cash will be made by the Trust on the tenth business day of each month to holders of record of Trust Units on the last business day of the prior month. Net Proceeds from the Net Profits Interests are generally received by the Trust two to three months following production of oil and gas. Because the Net Proceeds paid to the Trust are generated by depleting assets, a portion of such distributions may be analogous to a return of capital.
Federal income tax
 consequences of
 distributions..............  The income from the Net Profits Interests will be taxed as oil and gas royalty income directly to the Trust Unitholders. Trust Unitholders will be entitled to a deduction for depletion and Trust administrative expenses. Trust Unitholders may also claim the tax credit (the "Section 29 tax credit") for coal seam gas production provided in
                              Section 29 of the Internal Revenue Code of 1986, as amended (the "Code"). The Section 29 tax credit provides a dollar-for-dollar reduction in a taxpayer's regular federal income tax liability (but not below the taxpayer's alternative minimum tax), and therefore is a greater benefit than a deduction which merely reduces the amount of a taxpayer's taxable income. To the extent Section 29 tax credits are limited by the taxpayer's alternative minimum tax computation, the limited credits can be carried forward indefinitely to offset any future excess of the taxpayer's regular federal income tax over the taxpayer's alternative minimum tax each year. The total amount of Section 29 tax credit applicable to Trust Units will vary every year based on the volume of qualifying coal seam gas production attributable to the Trust. It is anticipated that the Section 29 tax credit for sales of 1998 production attributable to the Trust Unit will be approximately $0.17 per Trust Unit, based on qualifying coal seam gas production of 1,066,000 Mcf as estimated in the Reserve Report and on an estimated credit of $1.08 per MMBtu. The greater of cost or percentage depletion is generally available to Trust Unitholders as an income tax deduction. The available depletion deduction has historically been greater under the cost depletion method, which is dependent upon the Trust Unitholder's cost of Trust Units, purchase date and prior allowable depletion. The effect of the foregoing tax credits and deductions is to shelter a portion of income attributable to Trust distributions from federal income taxation. To the extent the depletion deduction exceeds cash distributions per Trust Unit, such excess can be deducted from the taxpayer's other sources of taxable income. Income distributed from the Trust to Trust Unitholders that are tax-exempt organizations does not constitute unrelated business taxable income for such organizations, provided the Trust Units are not debt-financed within the meaning of Section 514 of the Code. See "Federal Income Tax Consequences."

--------
(1) Excluding 160,000 Trust Units subject to purchase upon exercise by the Underwriters of their over-allotment option.

                                  RISK FACTORS

  An investment in the Trust Units involves certain risks that should be carefully considered. See "Risk Factors" beginning on page 9.

                          FORWARD-LOOKING STATEMENTS

  Certain statements made by the Company that are contained in this Prospectus under "Federal Income Tax Consequences--Section 29 Coal Seam Gas Tax Credit," and "Hypothetical Annual Cash Distributions," in addition to certain statements contained elsewhere in this Prospectus, are "Forward-Looking Statements" and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed under "Risk Factors" below, and prospective investors are urged to carefully consider such factors.

                                 RISK FACTORS

EFFECT OF CHANGING OIL AND GAS PRICES

  The Trust's distributions have been and will continue to be dependent on the prices received for oil and natural gas production from the Underlying Properties and, in the case of Underlying Properties that are working interests, the costs of producing and developing such oil and natural gas. Prices for oil and natural gas are subject to wide fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the control of the Trust and the Company. These factors include political conditions in the Middle East, activities of OPEC, the foreign supply of oil and gas, the price of foreign imports, the level of consumer product demand, the severity of weather conditions, government regulations, the price and availability of alternative fuels, worldwide energy conservation measures and overall economic conditions, among others. Oil and natural gas prices have historically been volatile and are likely to continue to be volatile in the future. Such volatility makes it difficult to estimate the future levels of cash distributions to Trust Unitholders or the value of the Trust Units. Lower oil and gas prices may reduce the amount of oil and gas that is economic to produce.

CONTROL OF OPERATIONS AND DEVELOPMENT

  Under the terms of the Conveyances creating the Net Profits Interests, neither the Trustee nor the Trust Unitholders will be able to influence or control the operation or future development of the Underlying Properties. Additionally, the Company does not operate or control any of the Underlying Properties, with the exception of approximately 20 overriding royalty interests in the San Juan Basin in which the Company acquired the underlying working interest in December 1997 and became operator. The Company is not expected to operate a substantial portion of the Underlying Properties or to be able to significantly influence the operations or future development of such Underlying Properties. All such operations will be controlled by persons unaffiliated with the Trustee and the Company.

  Most of the producing Underlying Properties are currently operated by major oil companies or established independent energy companies. The current operators of the producing Underlying Properties are under no obligation to continue operating the properties, and the Trustee, Trust Unitholders and the Company will be unable to appoint or control the appointment of a replacement operator. Although no assurances can be given, the Company does not currently anticipate that the operator of any material property will change. See "The Net Profits Interests and the Underlying Properties--Producing Acreage, Wells and Drilling."

PRODUCTION EXPENSES

  The Underlying Properties include royalty and overriding royalty interests and working interests. In general, the owner of a royalty or overriding royalty interest receives a specified portion of the gross sales proceeds of oil and gas production (less taxes and certain marketing costs) regardless of the production expenses necessary to produce such oil and gas. Production expenses typically include labor, fuel, repairs, hauling, pumping, insurance, storage, and supervision and administration. Although production expenses may influence the decision of the operator as to the volume of oil or gas to produce from a property or the decision to shut-in or abandon a well, production expenses will not reduce the amount a royalty or overriding royalty owner receives for the oil and gas actually produced. Accordingly, the amount received by the Trust from the 90% Net Profits Interests, which are carved from royalty interests, will not be directly affected by changes in production costs. A working interest owner, however, is obligated for its proportionate share of production expenses. Accordingly, higher or lower production expenses on the Underlying Properties that are working interests will directly decrease or increase the amount received by the Trust from the 75% Net Profits Interests. For a summary of such costs for the last five years see "Selected Financial Data."

  As of December 31, 1997, approximately 82% of the discounted present value of estimated future net revenues attributable to the Net Profits Interests (using constant prices at December 31, 1997 based on a price of $15.50 per Bbl of oil (WTI) and the weighted average gas price at December 31, 1997 of $1.76 per Mcf at the wellhead) is allocable to the 90% Net Profits Interests and 18% of such present value is allocable to the 75% Net Profits Interests.

DEVELOPMENT COSTS

  The Underlying Properties also include all of the Company's working interests in seven producing properties located in Texas and Oklahoma. Each of these properties has been unitized for the purpose of conducting secondary recovery operations to increase or maintain production levels. Under the terms of the agreements establishing the units, if the requisite percentage of working interest holders in the unit approves a development project, all such holders are required to pay their proportionate share of development costs. The working interests owned by the Company do not constitute a sufficient interest in any of the units to veto or control a development decision. Under the terms of the Conveyances creating the 75% Net Profits Interests in these Underlying Properties, the Trust will not be liable for any development costs, but the amount of such development costs will be deducted when computing Net Proceeds payable to the Trust from such properties.

  The Net Proceeds payable to the Trust with respect to production from such properties will be reduced by the costs of all development, and if materially increased levels of development were to occur on such properties, distributions from the Trust would be materially and adversely affected. To the extent such development costs and production expenses exceed the proceeds of production from such properties, the Trust would not receive payments with respect to such properties until the proceeds from production exceed the cumulative excess of such costs and expenses plus accrued interest during such deficit period. The computation of Net Proceeds is made separately under each Conveyance creating the 75% Net Profits Interests from working interest properties in each of Texas and Oklahoma. Accordingly, any excess development costs and production expenses on working interest properties in one state will not reduce the Net Proceeds payable from working interest properties in the other state.

  For example, as a result of a project to convert one of the Texas properties underlying the 75% Net Profits Interests to carbon dioxide injection, the Company has advised the Trustee that, unless oil prices significantly increase, costs are expected to continue to exceed revenues until the project has been completed. Any such excess costs plus accrued interest would then need to be recovered from future net proceeds of the Texas 75% Net Profits Interests before it could again contribute to royalty income. The Texas 75% Net Profits Interests contributed approximately $0.18 per Trust Unit to 1997 royalty income, or 10% of total 1997 distributions, and contributed approximately $0.015 per Trust Unit to first quarter 1998 royalty income, or 4% of first quarter 1998 distributions. Excess development costs have also occurred twice in the past. Development costs and production expenses exceeded the proceeds of production from the working interest properties in Texas from January to April 1994; such costs were recovered from May to August 1994. Development costs and production expenses exceeded the proceeds of production from the working interest properties in Oklahoma from October 1993 to June 1994; such costs were recovered from July to September 1994.

RESERVE ESTIMATES AND PRODUCTION RISKS

  The value of the Trust Units will be substantially dependent upon the proved reserves attributable to the Net Profits Interests owned by the Trust. There are many uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the timing of development expenditures. The reserve data set forth herein, although prepared by independent engineers in a manner customary in the industry, are estimates only, and quantities and estimated values of oil and gas may differ from the amounts set forth herein. In addition, the present values shown herein were prepared using guidelines established for disclosure of reserves with the Securities and Exchange Commission (the "Commission") and should not be considered representative of the market value of such reserves or the Trust Units. A market value determination would include many additional factors. As of December 31, 1997, the estimated future net revenues from proved reserves, discounted at 10% per annum, was $7.25 per Trust Unit. For a description of hypothetical distributions, see "Hypothetical Annual Cash Distributions."

  Trust distributions could be adversely affected if any of the hazards typically associated with the drilling for and the production and transportation of oil and gas were to occur, including personal injuries, property damage, damage to productive formations or equipment and environmental damages. Uninsured costs for damages for any of the foregoing will directly reduce the Net Proceeds payable to the Trust from Underlying Properties that are working interests, and will reduce Net Proceeds from Underlying Properties that are royalties and overriding royalties to the extent such damages reduce the volume of oil and gas produced.

  Reserve quantities and revenues for the Net Profits Interests were estimated from projections of reserves and revenues attributable to the combined interests of the Trust and the Company in the Underlying Properties. Since the Trust has defined net profits interests, the Trust does not own a specific ownership percentage of the oil and gas reserve quantities. Accordingly, reserves allocated to the Trust pertaining to its 75% Net Profits Interests have effectively been reduced to reflect recovery of the Trust's 75% portion of applicable production and development costs. Because Trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the Net Profits Interests.

OWNERSHIP OF DEPLETING ASSETS

  The Net Proceeds paid to the Trust are attributable to the sale of depleting assets. Thus, in certain circumstances, distributions to Trust Unitholders may be analogous to a return of capital to the extent of the amount of depletion. The effect of depletion may be measured in various ways. If measured in proved reserve quantities, proved reserves attributable to the Underlying Properties at December 31, 1997 are 78% of proved reserves at December 31, 1992, on an Mcfe basis. The quantity of proved reserves ultimately recoverable from the Underlying Properties will be affected by, among other things, future maintenance and development projects on the Underlying Properties. These projects will be dependent on the market prices of oil and natural gas. If operators of the properties do not implement additional maintenance and development projects, the future decline rate of proved reserves may be higher than the rate during the past five years. For federal income tax purposes, depletion is reflected as a deduction, which is anticipated to be $1.48 per Trust Unit in 1998 based on a Trust Unit price of $16.00. See "Federal Income Tax Consequences--Royalty Income and Depletion."

FIDUCIARY RESPONSIBILITY OF TRUSTEE

  The Trustee is responsible to the Trust Unitholders as a fiduciary and, as such, under Texas law is required to act in the best interests of the Trust Unitholders at all times and to exercise the judgment and care in supervising and managing the Trust's assets exercised by persons of ordinary prudence, discretion and intelligence. In this regard, the Trustee's duties are similar to the duty of care owed by directors of a corporation to the corporation and its shareholders. The Trust Indenture ("Indenture") provides, however, that the Trustee will not be personally liable to the Trust Unitholders for the failure to exercise such standard of judgment and care, unless such failure is the result of fraud or acts or omissions in bad faith.

TRANSFER OF UNDERLYING PROPERTIES AND NET PROFITS INTERESTS; ABANDONMENT

  The Company currently owns the Underlying Properties, subject to and burdened by the Net Profits Interests. Although the Company does not currently intend to transfer the Underlying Properties, it has the right to transfer all or a portion of its working, royalty, overriding royalty or fee mineral interests comprising the Underlying Properties. The Trust Unitholders will not be entitled to vote on, consent to or approve any such transfer, and Trust Unitholders will not be entitled to any proceeds of such transfer. Following any such transfer, the Underlying Properties will continue to be burdened by the Net Profits Interests, and after any such transfer the Conveyances require that the Net Proceeds attributable to the transferred property be calculated separately and paid by the transferee. The Net Profits Interests constitute real property interests. The Conveyances have been recorded in the appropriate real property records so as to give notice of the Net Profits Interests to the Company's creditors and transferees, who would take subject to the Net Profits Interests and whose interests would be subsequent and inferior to the Net Profits Interests. Any transferee will succeed to the responsibilities of the Company as to the interests so transferred, including the payment duties and corresponding liabilities to the Trust for damages caused by breach of such responsibilities. The Trust Indenture does not provide a specific mechanism whereby Trust Unitholders may compel the Trustee to institute action against the Company or a transferee of an Underlying Property for damages caused by a delay or reduction in the payment of Net Proceeds to the Trust.

  The Trustee may cause the sale of the Net Profits Interests if the holders of 80% or more of the Trust Units approve such sale. The Trustee is required to sell the Net Profits Interests if the aggregate annual Net Proceeds are less than $1,000,000 for two consecutive years. Sale of the Net Profits Interests will terminate the Trust. The net proceeds of any sale will be distributed to the Trust Unitholders. See "Description of the Trust Indenture--Duration of the Trust; Sale of Net Profits Interests."

  The Company and any transferees will have the right to abandon any well or property on an Underlying Property that is a working interest if, in its opinion, such well or property ceases to produce or is not capable of producing in commercially paying quantities. Upon termination of any such lease, that portion of the Net Profits Interests relating thereto will be extinguished.

MARKET FOR NATURAL GAS

  Approximately 69% of the estimated proved reserves of the Underlying Properties at December 31, 1997 are composed of natural gas, based on the discounted present value of estimated future net revenues of proved reserves. The revenues of the Trust and the amount of cash distributions made by the Trust will be dependent upon, among other things, the volume of natural gas produced and the price at which such natural gas is sold.

  Due to the seasonal nature of demand for natural gas and its effect on sales prices and production volumes, the cash distributions by the Trust may vary substantially on a seasonal basis. Generally, gas production volumes and prices tend to be higher during the first and fourth quarters of the calendar year. Because of the lag between the Company's receipt of revenues related to the Underlying Properties and the dates on which distributions are made to Trust Unitholders, however, the seasonality that affects production and prices generally should be reflected in distributions by the Trust in later periods. See "Computation of Net Proceeds."

LIMITED VOTING RIGHTS OF TRUST UNITHOLDERS

  While Trust Unitholders have certain voting rights pursuant to the terms of the Trust Indenture, these rights are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of Trust Unitholders or for an annual or other periodic re-election of the Trustee.

CERTAIN AGREEMENTS AFFECTING THE UNDERLYING PROPERTIES

  Certain instruments creating or governing some of the Underlying Properties that are royalties and overriding royalties in the San Juan Basin contain provisions that purportedly either reduce the overriding royalty interest or convert the royalty or overriding royalty interest into a working interest when gas production falls below specified levels. The Company believes these provisions were included in these instruments because of a federal regulation, that has since been repealed, limiting the amount of royalties and overriding royalties placed on federal leases in the San Juan Basin. No assurances can be made, however, that these provisions will not have an adverse effect on the Trust. The Company and other royalty interest owners filed a lawsuit, later joined by the Trust in 1993, to recover revenues suspended by working interest owners based on their interpretation of these reduction or conversion provisions. The Trust, the Company and the other royalty owners settled this lawsuit in 1996. Pursuant to the settlement, the Company received $750,000 in exchange for reducing its 7.5% overriding royalty interest in these properties to a 1.875% overriding royalty interest that does not convert to a working interest. The Trust received $675,000 or $0.1125 per Trust Unit as its portion of the settlement, which was distributed on January 15, 1997 to Unitholders of record on December 31, 1996. Other Underlying Properties in the San Juan Basin are subject to similar provisions. One other working interest owner who asserted this claim subsequently withdrew it.

AMENDMENT OF THE TRUST INDENTURE

  Except for certain amendments that are prohibited (see "Description of the Trust Indenture--Creation and Organization of the Trust; Amendments"), the Trust Indenture may be amended by a vote of the holders of 80% or more of the outstanding Trust Units. Any such amendment will be binding on all Trust Unitholders, regardless of whether they vote for or against such amendment.

LIABILITY OF TRUST UNITHOLDERS

  The Indenture provides that the Trustee is required to ensure that all contractual liabilities of the Trust are limited to the assets of the Trust and that the Trustee will be liable for such contractual liabilities if it fails to do so. Under the laws of Texas, however, it is unclear whether a Trust Unitholder would be jointly and severally liable for any liability of the Trust in the event that the following conditions were to occur: (i) the satisfaction of such liability was not by contract limited to the assets of the Trust; and (ii) insurance proceeds and the assets of the Trust or Trustee were insufficient to discharge such liability. The Company believes that because of the value and passive nature of the Trust assets and the restrictions in the Indenture on the power of the Trustee to incur liabilities, the imposition of any liability on a Trust Unitholder is remote.

TAX CONSIDERATIONS

  The Trust has received an opinion of Tax Counsel (as hereinafter defined) that the Trust is a "grantor trust" for federal income tax purposes, and that each Trust Unitholder will be taxed directly on his pro rata share of the income of the Trust, and will be entitled to claim depletion deductions equal to the greater of percentage depletion or cost depletion (computed on the basis of his Trust Units) and his pro rata share of other deductions of the Trust and to claim the Section 29 tax credit with respect to gas produced from coal seams. See "Federal Income Tax Consequences." Tax Counsel believes that its opinion is in accordance with the present position of the Internal Revenue Service (the "IRS") regarding such trusts. Neither the Company nor the Trustee has requested a ruling from the IRS regarding these tax questions. There can be no assurances that the Company or the Trust would be granted such a ruling if requested or that the IRS will not change its position in the future. The tax treatment of the Trust and Trust Unitholders could be different from that described above if the IRS were to successfully challenge that treatment.

                 PRICE RANGE OF TRUST UNITS AND DISTRIBUTIONS

  The Trust Units are traded on the NYSE under the symbol "CRT." The following table sets forth, for the periods indicated, the high and low prices of the Trust Units as reported on the New York Stock Exchange Composite Tape and the amount of distributions per Trust Unit.

                                                   SALES PRICE        CASH
                                                 --------------- DISTRIBUTIONS
                                                   LOW    HIGH   PER TRUST UNIT
                                                 ------- ------- --------------
   1996:
     First Quarter.............................. $ 9.625 $11.000    $.254087
     Second Quarter.............................   9.750  10.750     .309984
     Third Quarter..............................  10.375  12.500     .299200
     Fourth Quarter.............................  11.750  15.750     .482891
   1997:
     First Quarter.............................. $13.625 $15.750    $.511589
     Second Quarter.............................  14.250  16.750     .536106
     Third Quarter..............................  16.000  17.750     .353022
     Fourth Quarter.............................  16.000  18.500     .333824
   1998:
     First Quarter.............................. $13.563 $17.250    $.382494
     Second Quarter (through June 15, 1998).....  13.750  17.688     .181315

  The closing price of the Trust Units on the NYSE on June 15, 1998, was $14 7/16. As of May 31, 1998, there were 6,000,000 Trust Units outstanding and approximately 191 Trust Unitholders of record.

                                USE OF PROCEEDS

  The Trust will not receive any proceeds from the sale of the Trust Units offered hereby. The Company will receive proceeds (net of underwriting discount and costs of the offering paid by the Company) from the sale of its
Trust Units offered hereby of approximately $      . The Company intends to
reinvest these net proceeds in its new core areas of operations.

                            SELECTED FINANCIAL DATA

  The following table presents, as of the dates and for the periods indicated, summary financial information for the Trust and the Net Profits Interests. The financial information for each of the five years in the period ended December 31, 1997 has been derived from the Trust's audited financial statements. This financial data should be read in conjunction with "Trustee's Discussion and Analysis" and the Trust's financial statements and the notes thereto, incorporated herein by reference.

                                                                             THREE MONTHS ENDED
                                                                                  MARCH 31
                                       YEAR ENDED DECEMBER 31                    (UNAUDITED)
                          -------------------------------------------------- -------------------
                            1993       1994      1995     1996(a)   1997(b)    1997      1998
                          ---------  --------- --------- --------- --------- --------- ---------
                                          (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF
 DISTRIBUTABLE INCOME
 DATA
Royalty income..........  $   7,906  $   6,934 $   5,740 $   8,270 $  10,550 $   3,115 $   2,335
Interest income.........          7          7         8        11        16         4         4
                          ---------  --------- --------- --------- --------- --------- ---------
  Total income..........      7,913      6,941     5,748     8,281    10,566     3,119     2,339
Administration expense..        215        192       170       204       159        49        44
                          ---------  --------- --------- --------- --------- --------- ---------
Distributable income....  $   7,698  $   6,749 $   5,578 $   8,077 $  10,407 $   3,070 $   2,295
                          =========  ========= ========= ========= ========= ========= =========
Distributable income per
 Trust Unit.............  $1.282923  $1.124811 $0.929705 $1.346162 $1.734541 $0.511589 $0.382494
                          =========  ========= ========= ========= ========= ========= =========
SECTION 29 TAX CREDIT
 PER TRUST UNIT.........  $0.149924  $0.202803 $0.180246 $0.189374 $0.212340 $0.052155 $   0.037(c)
                          =========  ========= ========= ========= ========= ========= =========
COMPUTATION OF ROYALTY
 INCOME
90% Net Profits
 Interests
 Revenues
 Oil sales..............  $   1,670  $   1,354 $   1,380 $   1,663 $   1,853 $     490 $     411
 Gas sales..............      6,855      6,930     4,410     6,414     8,799     2,318     2,115
                          ---------  --------- --------- --------- --------- --------- ---------
  Total.................      8,525      8,284     5,790     8,077    10,652     2,808     2,526
                          ---------  --------- --------- --------- --------- --------- ---------
 Costs
 Taxes on production and
  property..............        828        800       620       734       955       232       212
 Other expenses.........         82        131        62        43        12         9       --
                          ---------  --------- --------- --------- --------- --------- ---------
  Total.................        910        931       682       777       967       241       212
                          ---------  --------- --------- --------- --------- --------- ---------
  Net proceeds..........      7,615      7,353     5,108     7,300     9,685     2,567     2,314
                          ---------  --------- --------- --------- --------- --------- ---------
 Royalty Income--90% Net
  Profits Interests.....      6,854      6,618     4,597     6,570     8,716     2,311     2,083
                          ---------  --------- --------- --------- --------- --------- ---------
75% Net Profits
 Interests
 Revenues
 Oil sales..............      6,040      5,068     5,339     6,461     6,289     1,895     1,280
 Gas sales..............        161        145       154       212       226        74        45
                          ---------  --------- --------- --------- --------- --------- ---------
  Total.................      6,201      5,213     5,493     6,673     6,515     1,969     1,325
                          ---------  --------- --------- --------- --------- --------- ---------
 Costs
 Taxes on production and
  property..............        743        574       599       535       556       128       136
 Production and other
  expenses..............      3,180      3,015     2,620     2,707     2,645       609       706
 Development costs......        993      1,072       750     1,164       869       160       147
 Net (excess costs)
  excess cost recovery
  and interest..........       (117)       131       --        --        --        --        --
                          ---------  --------- --------- --------- --------- --------- ---------
  Total.................      4,799      4,792     3,969     4,406     4,070       897       989
                          ---------  --------- --------- --------- --------- --------- ---------
  Net proceeds..........      1,402        421     1,524     2,267     2,445     1,072       336
                          ---------  --------- --------- --------- --------- --------- ---------
 Royalty Income--75% Net
  Profits Interests.....      1,052        316     1,143     1,700     1,834       804       252
                          ---------  --------- --------- --------- --------- --------- ---------
  Total Royalty Income..  $   7,906  $   6,934 $   5,740 $   8,270 $  10,550 $   3,115 $   2,335
                          =========  ========= ========= ========= ========= ========= =========
OIL AND GAS SALES
 VOLUMES
Net Profits Interests
 Oil Sales (Bbls).......        147        100       149       168       177        56        37
 Gas Sales (Mcf)........      3,137      3,556     2,992     3,829     3,878       835       726
Underlying Properties
 Oil Sales (Bbls).......        474        467       441       437       424       106       105
 Gas Sales (Mcf)........      3,668      4,179     3,513     4,385     4,419       946       836
AVERAGE PRICES
 Oil per Bbl............  $   16.28  $   13.76 $   15.25 $   18.60 $   19.20 $   22.62 $   16.15
 Gas per Mcf............  $    1.91  $    1.69 $    1.30 $    1.51 $    2.04 $    2.53 $    2.59

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31
                                  YEAR ENDED DECEMBER 31              (UNAUDITED)
                         ---------------------------------------- --------------------
                          1993    1994    1995     1996    1997     1997       1998
                         ------- ------- ------- -------- ------- ---------  ---------
                                     (IN THOUSANDS, EXCEPT PER UNIT DATA)
PROVED RESERVES(d)(e)
Net Profits Interests
 Oil (Bbls).............   1,287   1,691   1,950    2,486   1,696       --         --
 Gas (Mcf)..............  43,762  41,600  41,326   40,371  38,242       --         --
 Estimated future net
  cash flows............ $85,102 $85,197 $83,991 $154,315 $85,999       --         --
 Present value of
  estimated future net
  cash flows, discounted
  at 10%................ $40,911 $41,241 $42,243 $ 76,847 $43,496       --         --
Underlying Properties
 Oil (Bbls).............   3,456   4,732   5,030    5,282   4,418       --         --
 Gas (Mcf)..............  49,800  47,669  47,529   46,422  44,075       --         --
 Estimated future net
  cash flows............ $95,884 $97,861 $98,235 $181,550 $99,196       --         --
 Present value of
  estimated future net
  cash flows, discounted
  at 10%................ $46,082 $47,487 $49,579 $ 90,683 $50,394       --         --

--------
(a) Royalty income includes the effect of lawsuit settlement proceeds of $675,000, or $0.113 per Trust Unit. See "The Net Profits Interests and the Underlying Properties--Certain Provisions Affecting San Juan Basin Royalty Interests." Gas sales volumes from the Underlying Properties related to this settlement were 609,000 Mcf. The average gas price without the effect of this settlement would have been $1.56 per Mcf.
(b) Royalty income includes the effect of lawsuit settlement proceeds of $733,000, or $0.122 per Trust Unit. Gas sales volumes from the Underlying Properties related to this settlement were 636,000 Mcf. The average gas price without the effect of this settlement would have been $2.15 per Mcf.
(c) Estimated based on qualifying sales volumes and the factors used in the calculation of the 1997 Section 29 tax credit.
(d) Proved reserves and estimated future net cash flows from proved reserves are estimated as of each year-end using oil and gas prices and production and development costs as of December 31 of each year, without escalation. Proved reserves are allocated to the Net Profits Interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the Net Profits Interests.
(e) Oil and gas prices at December 31, 1996 were $24.25 per Bbl (WTI) and $2.64 per Mcf at the wellhead, respectively. Comparatively, oil and gas prices were $18.00 per Bbl and $1.37 per Mcf, respectively, at December 31, 1995, and were $15.50 per Bbl and $1.76 per Mcf, respectively, at December 31, 1997.

                       TRUSTEE'S DISCUSSION AND ANALYSIS

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  Royalty income for 1997 was $10,550,000, as compared with $8,270,000 for 1996 and $5,740,000 for 1995. The 28% increase in royalty income from 1996 to 1997 was primarily because of higher gas prices. The 44% increase in royalty income from 1995 to 1996 was primarily because of higher oil and gas prices and increased gas sales volumes related to a lawsuit settlement. See "The Net Profits Interests and the Underlying Properties--Certain Provisions Affecting San Juan Basin Royalty Interests." During 1995, 1996 and 1997, 62%, 64% and 69%, respectively, of royalty income was derived from gas sales.

  Trust administration expense was $159,000 in 1997 as compared to $204,000 in 1996 and $170,000 for 1995. Interest income was $8,000, $11,000 and $16,000 during 1995, 1996 and 1997, respectively.

  Royalty income is recorded when received by the Trust, which is the month following receipt by the Company, and generally two months after oil production and three months after gas production. Royalty income is generally affected by three major factors: 1) oil and gas sales volumes, 2) oil and gas sales prices and 3) costs deducted in the calculation of royalty income.

 Volumes

  Primarily because of natural production decline, underlying oil sales volumes decreased 3% from 1996 to 1997, as compared to a 1% decline from 1995 to 1996. The decline from 1995 to 1996 was largely offset by production increases related to infill drilling on some of the underlying working interest properties.

  Underlying gas sales volumes for 1997 and 1996 include 636,000 Mcf and 609,000 Mcf, respectively, attributable to lawsuit settlement proceeds received by the Trust. Primarily because of these lawsuit settlement volumes, underlying gas sales volumes increased 1% from 1996 to 1997, compared with a 25% increase from 1995 to 1996. Increased gas volumes from 1995 to 1996 also include the effect of partially curtailed production in 1995 because of lower prices.

 Prices

  The 1997 average oil price of $19.20 was 3% higher than the 1996 average price of $18.60, which was 22% higher than the 1995 average price of $15.25. Because of the two-month interval between oil production and receipt by the Trust of related royalty income, the 1997 average price includes the effect of higher oil prices in November and December 1996, and excludes the effect of lower December 1997 prices. Increased global production and reduced consumption caused oil prices to further decline in first quarter 1998, with an average posted West Texas Intermediate price of $14.22 per barrel for January and February.

  The 1997 average gas price was $2.04, or 35% above the 1996 average price of $1.51, which was 16% above the 1995 average price of $1.30. Prices remained depressed for the first half of this three-year period, primarily because of gas oversupplies in California, the primary market for San Juan Basin gas. During third quarter 1996, however, San Juan Basin prices rose to two-year highs, reflecting increased demand and reduced supplies in California, as well as the effects of additional eastward bound pipeline capacity from the San Juan Basin. Increased weather-related demand caused prices to further improve in late 1996 and early 1997. Because of the three-month interval between production and the Trust's receipt of royalty income, higher fourth quarter 1996 prices were received in 1997. Gas prices remained relatively higher through 1997 as compared to 1996 and 1995. The average fourth quarter 1997 price, related to first quarter 1998 Trust royalty income, was $2.51.

 Costs

  Because properties underlying the 90% Net Profits Interests are royalty and overriding royalty interests, the calculation of royalty income from these interests only includes deductions for production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of royalty income from the 75% Net Profits Interests includes deductions for production and development costs since the related Underlying Properties are working interests. If monthly costs exceed revenues for any of the five Conveyances under which the Net Profits Interests were conveyed to the Trust, such excess costs cannot reduce royalty income from other Conveyances, but must be recovered, with accrued interest, from future net proceeds of that Conveyance.

  Total costs deducted in the calculation of royalty income were $4,651,000, $5,183,000 and $5,037,000 during 1995, 1996 and 1997, respectively. The 3%
decrease in costs from 1996 to 1997 was primarily the result of decreased development costs after completion of infill drilling on some of the properties underlying the 75% Net Profits Interests. Partially offsetting decreased development costs were increased production taxes resulting from higher oil and gas sales. The 11% increase in costs from 1995 to 1996 was primarily the result of increased development and production costs related to infill drilling that began in December 1995 on certain properties underlying the 75% Net Profits Interests, partially offset by decreased charges from a 1995 waterflood project. Production taxes also increased because of higher oil and gas sales.

  Budgeted development costs for 1998 and 1999 include $900,000 and $600,000, respectively, related to a carbon dioxide injection project on one of the Texas properties underlying the 75% Net Profits Interests. The Company has advised the Trustee that, unless oil prices significantly increase (see "Prices" above), costs are expected to exceed revenues for the Texas conveyance of the 75% Net Profits Interests until this project has been completed. See "--Three Months Ended March 31, 1997 and 1998--Excess Costs." The Company anticipates such increased costs in the second quarter of 1998. The Texas 75% Net Profits Interests contributed approximately $0.18 per Trust Unit to 1997 royalty income, or 10% of total 1997 distributions.

 Year 2000

  The Trustee has been advised by the Company that timely modification of its computer systems for year 2000 compliance is not considered a material risk to the Trust and that no costs of such modifications will be incurred by the Trust. The Company currently does not have information regarding year 2000 compliance of major product purchasers and operators of the Underlying Properties. If these parties do not achieve timely year 2000 compliance, timely Trust distributions to Trust Unitholders could be adversely affected. Since the Trust does not use the Trustee's computer systems in any significant capacity, the Trustee's year 2000 compliance should not affect the Trust.

THREE MONTHS ENDED MARCH 31, 1997 AND 1998

  For the quarter ended March 31, 1998, royalty income was $2,335,000, compared with $3,115,000 for the first quarter of 1997. This 25% decrease in royalty income is primarily the result of significantly lower oil prices and decreased gas sales volumes.

  After considering interest income of $4,000 and administration expense of $44,000, distributable income for first quarter 1998 was $2,295,000, or $0.382494 per Unit of beneficial interest. Distributions of $0.148984, $0.143942 and $0.089568 per Trust Unit were made to Unitholders of record on January 30, February 27 and March 31, 1998, respectively. Distributable income for first quarter 1997 was $3,070,000, or $0.511589 per Trust Unit.

 Volumes

  Oil sales volumes decreased 1% from first quarter 1997 to 1998 because of natural production decline, partially offset by the timing of cash receipts. Gas sales volumes decreased 12% from first quarter 1997 to 1998, primarily because of volume adjustments related to prior periods and the timing of cash receipts. Excluding such prior period adjustments and cash receipt timing differences, gas sales volumes declined approximately 2% from first quarter 1997 to 1998. Such 2% decline includes an estimated 4% natural decline in gas production, partially offset by a 2% increase in gas sales volumes related to new wells drilled during 1997 on some of the Texas 90% Net Profits Interests.

 Prices

  The average oil price received by the Trust for first quarter 1998 was $16.15 per barrel, a decrease of 29% from the first quarter 1997 average price of $22.62. Because of the two-month interval between oil production and receipt by the Trust of related royalty income, the first quarter 1997 average price reflects the rise in oil prices to six-year highs in December 1996 and January 1997. Similarly, the first quarter 1998 average oil price includes two months of lower prices following the sharp decline in oil prices that began in December 1997. The average posted West Texas Intermediate oil price for February through April 1998 (related to royalty income to be received by the Trust in second quarter 1998) was $13.26.

  The first quarter 1998 average gas price was $2.59 per Mcf, or 2% above the first quarter 1997 price of $2.53. The Company has advised the Trustee that it expects the average gas price for first quarter 1998 production (related to royalty income to be received by the Trust in second quarter 1998) to decline to approximately $1.90 because of reduced demand during a milder than normal winter.

 Costs

  Costs deducted in the calculation of first quarter 1998 royalty income increased 5% or $63,000 from total costs for first quarter 1997. This was a result of a 14% or $88,000 increase in production and other expenses, partially offset by an 8% or $13,000 decrease in development costs and a 4% or $12,000 decrease in production and property taxes. Changes in production expense and development costs are primarily related to the timing of maintenance and development projects on the underlying working interest properties. Decreased Oklahoma drilling costs offset costs related to a carbon dioxide injection project that began on one of the Texas underlying working interest properties in 1998. See "Excess Costs" below. Production taxes decreased with decreased oil and gas revenues, partially offset by increased estimated property taxes.

 Excess Costs

  The Company has advised the Trustee that, in the calculation of Trust royalty income for the month of April 1998, costs exceeded revenues by $93,000 for the Texas Conveyance of the 75% Net Profits Interests. Such excess costs are the result of lower oil prices and increased development costs related to the carbon dioxide injection project that began during the first quarter. Excess costs from one Conveyance cannot reduce royalty income computed under another Conveyance; therefore, cumulative excess costs plus accrued interest must be recovered from future Net Proceeds of the underlying Texas working interest properties before these properties can again contribute to Trust royalty income. The Texas 75% Net Profits Interests contributed approximately $0.07 per Trust Unit to first quarter 1997 royalty income, or 14% of first quarter 1997 distributions. Primarily because of lower oil prices in December 1997 and January 1998, the Texas 75% Net Profits Interests contributed only $0.015 per Trust Unit to first quarter 1998 royalty income, or 4% of first quarter 1998 distributions.

                                   THE TRUST

  The Trust was formed on February 12, 1991 pursuant to the Trust Indenture between NationsBank, N.A. (formerly NationsBank of Texas, N.A. and NCNB Texas National Bank), as trustee, and the Company. In connection with the formation of the Trust, the Company carved the Net Profits Interests out of the Underlying Properties and conveyed the Net Profits Interests to the Trust in exchange for an aggregate of 6,000,000 Trust Units.

  The Company currently owns the Underlying Properties, subject to and burdened by the Net Profits Interests. Accordingly, the Company, as owner of the Underlying Properties, receives payments from purchasers of production or the operators of such properties. The Company aggregates these payments, deducts costs and expenses where applicable, and makes payments to the Trustee each month for the amounts due to the Trust.

FEES AND EXPENSES

  The following is a description of certain fees and expenses anticipated to be paid or borne by the Trust, including all fees expected to be paid to the Company, the Trustee or their affiliates.

  Overhead Fee. In calculating Net Proceeds of the 75% Net Profits Interests, the Company deducts and retains $233,000 per year (subject to annual adjustment) to monitor the Underlying Properties. Such monitoring activities include various engineering, accounting and administrative functions. This fee is deducted from the gross proceeds attributable to the Underlying Properties that are working interests. Because the Trust receives 75% of the Net Proceeds from such properties, the effect of the overhead fee is to reduce the Net Proceeds payable to the Trust by $174,750 per year. This amount will increase or decrease each year based on increases or decreases in the year-end index of average weekly earnings of crude petroleum and gas workers.

  Interest. The Company will not pay interest on any amounts received from the Underlying Properties prior to payment to the Trust.

  Loan Fees and Deposits. The Trustee is entitled to cause the Trust to borrow money to pay expenses that cannot be paid out of cash held by the Trust. The Trustee may borrow such amounts from itself. Because the Trustee is a fiduciary, the terms of such borrowing must be fair to the Trust Unitholders. The Trustee may also deposit funds awaiting distribution in an account with the Trustee, provided the interest paid thereon equals the amount paid by the Trustee on similar deposits.

  Trust Administrative Expenses. The Trustee will be paid 1/20th of 1% of the Net Proceeds paid to the Trust. The Trustee will also receive a fee if the Trust is terminated and in certain other circumstances. See "Description of the Trust Indenture--Compensation of the Trustee." The Trust will also incur legal, accounting and engineering fees, printing costs and other expenses. Total Trust administrative expenses were $159,000 in 1997; in the future, such costs could be greater or less depending on future events.

                    HYPOTHETICAL ANNUAL CASH DISTRIBUTIONS

  Estimated proved reserves of the Underlying Properties are composed of approximately 31% oil and 69% natural gas, based on the discounted present value of estimated future net revenues as of December 31, 1997 (based on constant prices at December 31, 1997 using a West Texas Intermediate crude oil posted price of $15.50 per Bbl of oil and the weighted average gas price of $1.76 per Mcf). The amount of Trust revenues and cash distributions to Trust Unitholders will be directly dependent on the sales prices for both its oil and natural gas, the volume of oil and gas sold and, for the 75% Net Profits Interests in Underlying Properties that are working interests, the cost of production and development of such oil and gas. The following unaudited tables were prepared by the Company and demonstrate the hypothetical effect that changes in the prices for oil and gas could have on Trust distributions. The tables below set forth the hypothetical annual cash distributions per Trust Unit for calendar year 1998 on the accrual or production basis; the resulting hypothetical annual cash distributions per Trust Unit as a percentage of the purchase price of the Trust Unit ("Hypothetical Pre-Tax Yield"); and the resulting hypothetical annual yield following payment of all federal income tax at the highest individual tax rate of 39.6% ("Hypothetical After-Tax Yield") based upon (i) an assumed purchase price of $16.00 per Trust Unit,
(ii) various hypothetical oil and gas sales prices, and (iii) the assumptions described below under "--Assumptions and Methodology." The hypothetical prices of oil and gas production shown have been chosen solely for illustrative purposes. See "The Net Profits Interests and the Underlying Properties--Oil and Gas Production" for historical weighted average oil and gas prices. THE TABLES ARE NOT A PROJECTION OR FORECAST OF THE ACTUAL OR ESTIMATED RESULTS FROM AN INVESTMENT IN THE TRUST UNITS. THE PURPOSE OF THE TABLES IS TO ILLUSTRATE THE SENSITIVITY OF CASH DISTRIBUTIONS AND HYPOTHETICAL PRE-TAX AND HYPOTHETICAL AFTER-TAX YIELDS TO VARIATIONS IN THE PRICE OF OIL AND GAS. NO ASSURANCE IS OR CAN BE PROVIDED THAT THE ASSUMPTIONS SET FORTH BELOW WILL OCCUR OR THAT THE PRICE OF OIL OR GAS WILL NOT DECLINE OR WILL NOT INCREASE BY SOME AMOUNT OTHER THAN THOSE USED FOR PURPOSES OF THE TABLES. Due to the varying demand for natural gas, the amount of monthly cash distributions from the Trust may vary on a seasonal basis. Additionally, month-to-month distributions will vary based on the timing of development expenditures on the working interest Underlying Properties and the net revenues, if any, generated by development projects.

  Because of natural production decline, production estimates generally show decreases in production from year to year. Accordingly, the hypothetical cash distributions attributable to 1998 production are not necessarily indicative of yields for future years.

  THE UNAUDITED AMOUNTS SET FORTH IN THE TABLES BELOW ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

HYPOTHETICAL ANNUAL CASH DISTRIBUTIONS PER TRUST UNIT ATTRIBUTABLE TO ESTIMATED
                                1998 PRODUCTION

   HYPOTHETICAL POSTED
   OIL PRICE PER BBL(a)              HYPOTHETICAL WELLHEAD GAS PRICE PER MCF(b)
   --------------------              -------------------------------------------
                                       $1.50      $2.00      $2.50      $3.00
                                     ---------- ---------- ---------- ----------
   $10.00........................... $     0.69 $     0.89 $     1.10 $     1.31
   $15.00...........................       0.78       1.00       1.21       1.43
   $20.00...........................       1.02       1.24       1.45       1.67
   $25.00...........................       1.26       1.48       1.69       1.91

           HYPOTHETICAL PRE-TAX YIELD AT A TRUST UNIT PRICE OF $16.00
                  ATTRIBUTABLE TO ESTIMATED 1998 PRODUCTION(c)

   HYPOTHETICAL POSTED
   OIL PRICE PER BBL(a)              HYPOTHETICAL WELLHEAD GAS PRICE PER MCF(b)
   --------------------              -------------------------------------------
                                       $1.50      $2.00      $2.50      $3.00
                                     ---------- ---------- ---------- ----------
   $10.00...........................       4.3%       5.6%       6.9%       8.2%
   $15.00...........................       4.9%       6.3%       7.6%       8.9%
   $20.00...........................       6.4%       7.8%       9.1%      10.4%
   $25.00...........................       7.9%       9.3%      10.6%      11.9%

          HYPOTHETICAL AFTER-TAX YIELD AT A TRUST UNIT PRICE OF $16.00
                  ATTRIBUTABLE TO ESTIMATED 1998 PRODUCTION(c)

   HYPOTHETICAL POSTED
   OIL PRICE PER BBL(a)              HYPOTHETICAL WELLHEAD GAS PRICE PER MCF(b)
   --------------------              -------------------------------------------
                                       $1.50      $2.00      $2.50      $3.00
                                     ---------- ---------- ---------- ----------
   $10.00...........................       7.3%       8.1%       8.9%       9.7%
   $15.00...........................       7.7%       8.5%       9.3%      10.1%
   $20.00...........................       8.6%       9.4%      10.2%      11.0%
   $25.00...........................       9.5%      10.3%      11.1%      11.9%

--------
(a) Oil prices shown are hypothetical WTI. Posted price is the price paid for oil at a specific point, unadjusted for gravity and other conditional factors. These prices differ from the average or actual price received for production from the Underlying Properties, which takes into account gravity, quality, transportation and marketing costs. In the computation of hypothetical distributions, $0.44 per barrel is deducted from the hypothetical posted oil price for the foregoing adjustments. See "-- Assumptions and Methodology--Oil and Gas Prices," below.
(b) Gas prices shown are hypothetical wellhead gas prices for conventional natural gas produced from the Underlying Properties. Wellhead price is the net price received for gas and natural gas liquids after all deductions for transportation, marketing and gathering. The weighted average price of conventional natural gas production from the Underlying Properties in 1997 was $2.47 per Mcf, which was approximately the same as the average NYMEX near month natural gas futures contract price for 1997. However, if location, quality and other differentials that have occurred in the past occur again in the future, there may be significant differences between the conventional natural gas price received from the Underlying Properties and the NYMEX price. For the first quarter of 1998, the difference between the weighted average price of conventional natural gas production from the Underlying Properties and the average NYMEX near month natural gas futures contract was $0.06 per Mcf. Certain differentials from wellhead gas prices have been factored into the hypothetical analyses for coal seam gas production in the San Juan Basin. See "--Assumptions and Methodology--Oil and Gas Prices," below.
(c) Because the Trust Units are a depleting asset, a portion of this yield is effectively a return of capital.

  The following table shows the calculations of the hypothetical 1998 cash distribution per Trust Unit, pre-tax and after-tax yields, based on the assumptions described under "Assumptions and Methodology" below and assuming a $15.00 WTI, a $2.00 wellhead gas price and a $16.00 Trust Unit price:

                                     90% NET                        75% NET
                                PROFITS INTERESTS              PROFITS INTERESTS
                            ---------------------------    ----------------------------
                               VOLUMES       AMOUNT           VOLUMES       AMOUNT
                            ------------- -------------    ------------- --------------
                            (IN THOUSANDS, EXCEPT PER TRUST UNIT AND PERCENTAGES)
   TOTAL TRUST:
     Oil(a)................            88 $       1,285              303 $        4,414
     Gas(b)................         3,457         6,076              119            238
                                          -------------                  --------------
       Total Revenues......                       7,361                           4,652
                                          -------------                  --------------
     Production and
      property taxes(c)....                         763                             523
     Production
      expenses(d)..........                         --                            2,605
     Development costs.....                         --                            1,200
                                          -------------                  --------------
       Total Expenses......                         763                           4,328
                                          -------------                  --------------
     Net Proceeds..........                       6,598                             324
     Net profits percent-
      age..................                          90%                             75%
                                          -------------                  --------------
     Royalty income........               $       5,938(X)               $          243(Y)
                                          =============                  ==============
     Total royalty income
      (X)+(Y)..............               $       6,181
     Trust administrative
      expense..............                         200
                                          -------------
     Trust distributable
      income...............               $       5,981
                                          =============

                                           ANNUAL
                                  AMOUNT  YIELD(e)
                                  ------  --------
   PER TRUST UNIT (6,000,000
    Trust Units):
     Total distributions.....     $1.00     6.3%
                                            ===
     Cost depletion
      deduction(f)...........     (1.48)
                                  -----
     Taxable income (loss)...     (0.48)
     Income tax rate.........      39.6%
                                  -----
     Income tax benefit......      0.19
     Coal seam tax
      credit(g)..............      0.17
                                  -----
     Total tax benefit.......      0.36
                                  -----
     Total distributions af-
      ter tax................     $1.36     8.5%
                                  =====     ===

--------
(a) Volumes are in Bbls. Oil price is $14.56 per Bbl ($15.00 WTI less quality and location adjustment of $0.44).
(b) Volumes are in Mcf. Wellhead gas price is $2.00 per Mcf, with the exception of 1,196,000 Mcf of coal seam gas for which the gas price is $1.30 per Mcf ($2.00 less a 35% quality and processing adjustment).
(c) Includes production taxes, calculated by multiplying oil and gas revenues by estimated tax rates, and estimated property taxes.
(d) Includes overhead fee of $233,000 deducted by the Company.
(e) Because the Trust Units are a depleting asset, a portion of this yield is effectively a return of capital.
(f) Cost depletion is recaptured upon sale of the Trust Units, resulting in the taxation of any gain on sale as ordinary income (as opposed to capital gain) up to the amount of cost depletion previously deducted.
(g) The coal seam tax credit will expire January 1, 2003. This credit may not reduce the Trust Unitholder's regular tax liability below his tentative minimum tax, subject to certain carryover provisions. See "Federal Income Tax Consequences--Section 29 Coal Seam Gas Tax Credit."

ASSUMPTIONS AND METHODOLOGY

  Timing of Actual Distributions. In preparing the hypothetical distribution amounts and percentages set forth in the tables above, the revenues and expenses of the Trust were calculated in accordance with the terms and provisions of the Conveyances creating the Net Profits Interests as described under "Computation of Net Proceeds," except that they are calculated on an accrual or production basis rather than the cash basis prescribed by the Conveyances. As a result, the proceeds attributable to production sold in the final two or three months of 1998, and reflected in the tables above, will actually enter into the calculation of net profits to be received by the Trust in 1999. Similarly, Net Proceeds from production sold during the final two or three months of 1997 were in fact distributed from the Trust in 1998. Accordingly, the hypothetical cash distributions attributable to 1998 production represent hypothetical cash distributions from the Trust from March or April 1998 through February or March 1999.

  Production Estimates. Production estimates for 1998 were based on the Reserve Report for the Underlying Properties. Such Reserve Report assumed constant prices at December 31, 1997, based on a WTI of $15.50 per Bbl and the weighted average wellhead gas price at December 31, 1997 of $1.76 per Mcf. Based on such Reserve Report, production from the Underlying Properties for 1998 was estimated to be 391,000 Bbls of oil and 3,576,000 Mcf of gas. See "Oil and Gas Prices" below for a description of changes in production due to price variations. Actual sales in 1997 were 424,000 Bbls of oil and 4,419,000 Mcf of gas. Approximately 636,000 Mcf of 1997 gas sales were attributable to a lawsuit settlement. For purposes of computing the amount of Section 29 tax credit, coal seam gas production from the Underlying Properties is estimated to be 1,196,000 Mcf during 1998 (1,066,000 Mcf net to the Trust). Differing levels of production will result in different levels of distributions and yields.

  Oil and Gas Prices. Oil prices shown in the above tables are hypothetical posted oil prices. Posted price is the price paid for oil at a specific point, unadjusted for gravity and other factors. Published benchmark prices are typically based upon West Texas Intermediate crude, a light, sweet oil of a particular gravity. These prices differ from the average or actual price received by the Company, which takes into account gravity, quality, transportation and marketing costs. A substantial portion of the oil production from the Underlying Properties is sour crude which will generally have gravity, quality and transportation considerations leading to a reduced price. Differentials between posted oil prices and the prices actually received for oil production from the Underlying Properties may also vary significantly due to market conditions. In the computation of hypothetical distributions in the above tables, $0.44 per barrel, representing the average difference between the posted price of West Texas Intermediate crude and the price received by the Company during 1997, is deducted from the hypothetical posted oil price to reflect these adjustments. Pro forma average oil prices for Trust production which appear in this prospectus are wellhead oil prices which are prices net of all adjustments and deductions.

  Gas prices shown in the above tables are hypothetical wellhead prices for conventional natural gas. Wellhead price is the net price received for gas and natural gas liquids after all deductions for transportation, marketing and gathering. The weighted average price of conventional natural gas production from the Underlying Properties in 1997 was $2.47 per Mcf, which was approximately the same as the average NYMEX near month natural gas futures contract price for 1997. However, if location, quality and other differentials that have occurred in the past occur again in the future, there may be significant differences between the conventional natural gas price received from the Underlying Properties and the NYMEX price. For the first quarter of 1998, the difference between the weighted average price of conventional natural gas production from the Underlying Properties and the average NYMEX near month natural gas futures contract was $0.06 per Mcf. Coal seam gas produced from the San Juan Basin has been assumed to sell at a 35% discount to the sales price of conventional natural gas because of differences in processing and gathering costs and liquids content.

  The foregoing decrements and increments to posted oil prices and wellhead gas prices applied in the hypothetical distribution and yield analyses are based upon an analysis by the Company of the historic price differentials for production from the Underlying Properties with consideration given to other factors that may affect such differentials in 1998. There is no assurance that such assumed differentials will approximate the actual price differentials that may be experienced by the Trust in 1998.

  When oil and gas prices decline, the operators of the Underlying Properties may elect to reduce or completely suspend production. No adjustments have been made to estimated 1998 production to reflect such potential reductions or suspensions of production.

  Production Expenses and Development Costs. Production expenses and development costs for 1998 on the Underlying Properties that are working interests are estimated to be $2,605,000 (including the $233,000 overhead fee for monitoring the working interest Underlying Properties which is deducted by the Company in calculating Net Proceeds) and $1,200,000, respectively. For a description of production expenses and development costs, see "Computation of Net Proceeds--75% Net Profits Interests."

  Administrative Expenses. Trust administrative expenses for 1998 are assumed to be $200,000 ($0.033 per Trust Unit). See "The Trust--Fees and Expenses."

  Hypothetical After-Tax Yield at $16.00 Purchase Price (Note: Because the Trust Units are a depleting asset, a portion of this yield is effectively a return of capital). The Hypothetical After-Tax Yield was computed by determining the amount of federal income tax that would be paid on the hypothetical distributions at the highest individual marginal tax rate for 1998 (39.6%) after taking into account cost depletion deduction of $1.48 per Trust Unit and the Section 29 tax credit of $0.17 per Trust Unit based on coal seam gas production of 1,066,000 Mcf as estimated in the Reserve Report for the Net Profits Interests and on an estimated Section 29 tax credit of $1.08 per MMBtu, or approximately $0.98 per Mcf. This amount is then subtracted from the hypothetical cash distribution per Trust Unit, and the result divided by $16.00 per Trust Unit for the Hypothetical After-Tax Yield. When the hypothetical distributions are less than $1.92 per Trust Unit, the Hypothetical After-Tax Yield would be the same or greater than the Hypothetical Pre-Tax Yield because of cost depletion and the Section 29 tax credit. In all instances, it is assumed that the taxpayer has a regular federal income tax liability sufficient to utilize the Section 29 tax credit and the depletion deduction. Alternative minimum tax implications have not been considered. The Section 29 tax credit cannot be used to reduce a taxpayer's regular tax below his tentative minimum tax. See "Federal Income Tax Consequences--Section 29 Coal Seam Gas Tax Credit."

            THE NET PROFITS INTERESTS AND THE UNDERLYING PROPERTIES

GENERAL

  The Net Profits Interests are composed of:

    --the 90% Net Profits Interests which are carved from:

      (i) the Company's interest in certain producing royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico ("underlying royalties"), and

      (ii) an 11.11% non-participating royalty interests in the Company's interest in certain nonproducing properties located primarily in Texas and Oklahoma ("underlying nonproducing royalties")

    --the 75% Net Profits Interests which are carved from the Company's interest in certain non-operated working interests in four properties in Texas and three properties in Oklahoma ("underlying working interest properties").

  All underlying royalties, underlying nonproducing royalties and underlying working interest properties (collectively, the "Underlying Properties") are currently owned by the Company, subject to the Net Profits Interests conveyed to the Trust. The Company may sell all or any portion of the Underlying Properties at any time, subject to and burdened by the Net Profits Interests.

  The Net Profits Interests entitle the Trust to receive either 90% or 75% of the Net Proceeds from the sale of oil and gas produced from the Underlying Properties. In general, Net Proceeds equal the Gross Proceeds (as defined) received by the Company from the sale of production less designated costs. For a description of Gross Proceeds, see "Computation of Net Proceeds--90% Net Profits Interests" and "--75% Net Profits Interests." Gross Proceeds received by the Company are generally the wellhead price received from the sale of oil and natural gas, net of transportation and marketing costs. For each 90% Net Profits Interest in royalties and overriding royalties, such designated costs include applicable production and property taxes, but generally do not include other significant operating or development costs. For each 75% Net Profits Interest in working interests, such costs include operating and development costs and production and property taxes. The computation of Net Proceeds is more specifically described in the Conveyances. See "Computation of Net Proceeds."

  The 90% Net Profits Interests were created under three Conveyances from Underlying Properties located in Texas, New Mexico and Oklahoma, respectively. The 75% Net Profits Interests were created under two Conveyances from Underlying Properties located in Oklahoma and Texas, respectively.

PRODUCING ACREAGE, WELLS AND DRILLING

  Underlying Royalties. The underlying royalties are royalty and overriding royalty interests primarily located in mature producing oil and gas fields. The most significant producing region in which the underlying royalties are located is the San Juan Basin in northwestern New Mexico. The Trust's estimated proved reserves from this region totaled 31.7 Bcf of natural gas at December 31, 1997, or approximately 83% of the Trust's total gas reserves at that date. The Company estimates that underlying royalties in the San Juan Basin include more than 2,000 gross (approximately 30 net) wells, covering over 60,000 gross acres. Most of these wells are operated by Amoco Production Company and Burlington Resources Oil & Gas Company. Production from conventional gas wells is primarily from the Dakota, Mesaverde and Pictured Cliffs formations.

  Development of coal seam gas reserves in the Fruitland formation was the most significant recent development activity in the San Juan Basin until the drilling period for the federal income tax credit expired on January 1, 1993 (see "Regulation--Coal Seam Tax Credit"). Since that date, operators in the San Juan Basin have continued to report development of coal seam gas reserves without the incentive of the federal income tax credit. It is not known whether any of this development activity has directly affected Trust royalties attributable to such reserves or production. A significant recent activity in the San Juan Basin was the completion of additional eastward pipeline capacity during 1996, reducing the dependence of San Juan Basin gas on California markets.

  The underlying royalties also include royalties in the Sand Hills field of Crane County, Texas. Most of these properties are operated by Exxon Company, U.S.A. and Chevron, U.S.A. The Sand Hills field was discovered in 1931 and includes production from three main intervals, the Tubb, McKnight and Judkins. Development potential for the field includes recompletions and additional infill drilling.

  The underlying royalties contain approximately 462,000 gross (approximately 26,000 net) producing acres. Information regarding the number of wells on royalty properties is generally not made available to royalty interest owners. Accordingly, an accurate well count for all underlying royalties cannot be provided.

  Underlying Working Interest Properties. The underlying working interest properties, detailed below, are developed properties undergoing secondary or tertiary recovery operations:

                                                                                      OWNERSHIP OF
                                                                                      CROSS TIMBERS
                                                                                       OIL COMPANY
                                                                                    -----------------
                                                                                               NET
                                                                                    WORKING  REVENUE
     UNIT                 COUNTY/STATE                    OPERATOR                  INTEREST INTEREST
     ----                ---------------                  --------                  -------- --------
North Central                            Mobil Producing Texas and New Mexico, Inc.   3.2%     2.1%
 Levelland.............. Hockley/Texas
North Cowden............ Ector/Texas     Altura Production Company                    1.7%     1.4%
Penwell................. Ector/Texas     Texaco Exploration and Production, Inc.      5.2%     4.6%
Sharon Ridge Canyon..... Borden/Texas    Exxon Company, U.S.A.                        4.3%     2.8%
Hewitt.................. Carter/Oklahoma Exxon Company, U.S.A.                       11.3%     9.9%
South Graham Deese...... Carter/Oklahoma Maynard Oil Company                          8.2%     7.0%
Wildcat Jim Penn........ Carter/Oklahoma Texaco Exploration and Production, Inc.      8.6%     7.5%

  The underlying working interest properties consist of 60,154 gross (2,290 net) producing acres. As of December 31, 1997, there were 1,639 gross (76.5 net) productive oil wells, 1,127 gross (41.9 net) injection wells and no wells in process of drilling on these properties. During 1997, 15 gross (1.5 net) producing wells were drilled, as compared to 36 gross (2.9 net) producing wells during 1996, and 24 gross (1.5 net) producing wells during 1995.

OIL AND GAS PRODUCTION

  Trust production is recognized in the period royalty income is received. Oil and gas production and average sales prices attributable to the Underlying Properties and the Net Profits Interests for the three years ended December 31, 1997 are as follows (in thousands, except per unit data):

                               90% NET              75% NET
                          PROFITS INTERESTS    PROFITS INTERESTS          TOTAL
                         -------------------- -------------------- --------------------
                          1995   1996   1997   1995   1996   1997   1995   1996   1997
                         ------ ------ ------ ------ ------ ------ ------ ------ ------
PRODUCTION
Underlying Properties
 Oil--Sales (Bbls)......     86     90     95    355    347    329    441    437    424
 Gas--Sales (Mcf).......  3,403  4,275  4,302    110    110    117  3,513  4,385  4,419
Net Profits Interests
 Oil--Sales (Bbls)......     71     77     83     78     91     94    149    168    177
 Gas--Sales (Mcf).......  2,968  3,798  3,844     24     31     34  2,992  3,829  3,878
AVERAGE PRICE
Underlying Properties
 Oil (per Bbl).......... $16.08 $18.56 $19.41 $15.05 $18.61 $19.14 $15.25 $18.60 $19.20
 Gas (per Mcf).......... $ 1.30 $ 1.50 $ 2.05 $ 1.40 $ 1.92 $ 1.93 $ 1.30 $ 1.51 $ 2.04

  Oil and gas production and average sales prices attributable to the Underlying Properties and the Net Profits Interests for the three months ended March 31, 1997 and 1998 are as follows (in thousands, except per unit data):

                                    90% NET           75% NET
                               PROFITS INTERESTS PROFITS INTERESTS     TOTAL
                               ----------------- ----------------- -------------
                                 1997     1998     1997     1998    1997   1998
                               -------- -------- -------- -------- ------ ------
PRODUCTION
Underlying Properties
 Oil--Sales (Bbls)............       22       25       84       80    106    105
 Gas--Sales (Mcf).............      921      809       25       27    946    836
Net Profits Interests
 Oil--Sales (Bbls)............       19       21       37       16     56     37
 Gas--Sales (Mcf).............      825      720       10        6    835    726
AVERAGE PRICE
Underlying Properties
 Oil (per Bbl)................ $  22.93 $  16.62 $  22.54 $  16.00 $22.62 $16.15
 Gas (per Mcf)................ $   2.52 $   2.62   $ 3.04   $ 1.67 $ 2.53 $ 2.59

NONPRODUCING ACREAGE

  The underlying nonproducing royalties contain approximately 200,000 gross (approximately 3,000 net) acres in Texas, Oklahoma and New Mexico which were nonproducing at the date of the Trust's creation. The Company is the owner of underlying mineral interests in the majority of this acreage. The Trust is entitled to 10% of oil and gas production attributable to the underlying mineral properties, but is not entitled to delay rental payments or lease bonuses. There has been no significant development of such nonproducing acreage since the Trust's creation.

PRICING AND SALES INFORMATION

  Oil and gas are generally sold from the Underlying Properties at posted and spot prices, respectively. The majority of sales from the underlying working interest properties are to major oil and gas companies. Information about purchasers of oil and gas from royalty properties is generally not provided by operators to the Company as a royalty owner, or to the Trust.

OIL AND GAS RESERVES

 General

  Miller and Lents has estimated oil and gas reserves attributable to the Net Profits Interests as of December 31, 1994, 1995, 1996 and 1997. Numerous uncertainties are inherent in estimating reserve volumes and values and such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimates.

  Reserve quantities and revenues for the Net Profits Interests were estimated from projections of reserves and revenues attributable to the combined interests of the Trust and the Company in the subject properties. Since the Trust has defined net profits interests, the Trust does not own a specific ownership percentage of the oil and gas reserve quantities. Accordingly, reserves allocated to the Trust pertaining to its 75% net profits interest in the working interest properties have effectively been reduced to reflect recovery of the Trust's 75% portion of applicable production and development costs. Because Trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the Net Profits Interests.

  The standardized measure of discounted future net cash flows and changes in such discounted cash flows as presented below are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce the proved reserves. Because natural gas prices are influenced by seasonal demand, use of year-end prices, as required by the Financial Accounting Standards Board, may not be the most representative in estimating future revenues or reserve data. Future net cash flows are discounted at an annual rate of 10%. No provision is included for federal income taxes since future net revenues are not subject to taxation at the Trust level.

  Oil prices used to determine the standardized measure at December 31, 1994, 1995, 1996 and 1997 were based on WTI of $16.00, $18.00, $24.25 and $15.50 per
Bbl, respectively. The weighted average year-end wellhead gas prices used to determine the standardized measure at December 31, 1994, 1995, 1996 and 1997 were $1.51, $1.37, $2.64 and $1.76 per Mcf, respectively.

 Proved Reserves

  The following table reconciles the change in proved reserves attributable to the Net Profits Interests from December 31, 1994 through December 31, 1997 (in thousands):

                              90% NET               75% NET
                         PROFITS INTERESTS     PROFITS INTERESTS         TOTAL
                         --------------------  -------------------  -----------------
                           OIL        GAS         OIL       GAS       OIL      GAS
                         (BBLS)      (MCF)      (BBLS)     (MCF)    (BBLS)    (MCF)
                         --------- ----------  ---------  --------  -------  --------
Balance, December 31,
 1994...................   684.2     41,257.5    1,006.4     342.9  1,690.6  41,600.4
 Extensions, discoveries
  and other additions...     4.2        296.7       10.0       -0-     14.2     296.7
 Revisions of prior es-
  timates...............    52.4      2,299.0      341.5     121.1    393.9   2,420.1
 Production.............   (71.3)    (2,967.7)     (77.8)    (23.8)  (149.1) (2,991.5)
                         -------   ----------  ---------  --------  -------  --------
Balance, December 31,
 1995...................   669.5     40,885.5    1,280.1     440.2  1,949.6  41,325.7
 Extensions, discoveries
  and other additions...     7.7        174.6       17.1       -0-     24.8     174.6
 Revisions of prior es-
  timates...............    81.3      2,418.2      598.5     281.5    679.8   2,699.7
 Production.............   (77.7)    (3,797.7)     (90.7)    (31.2)  (168.4) (3,828.9)
                         -------   ----------  ---------  --------  -------  --------
Balance, December 31,
 1996...................   680.8     39,680.6    1,805.0     690.5  2,485.8  40,371.1
 Extensions, discoveries
  and other additions...   107.9        270.0        -0-       -0-    107.9     270.0
 Revisions of prior es-
  timates...............    25.5      1,779.7     (745.8)   (301.5)  (720.3)  1,478.2
 Production.............   (82.7)    (3,844.1)     (94.5)    (33.4)  (177.2) (3,877.5)
                         -------   ----------  ---------  --------  -------  --------
Balance, December 31,
 1997...................   731.5     37,886.2      964.7     355.6  1,696.2  38,241.8
                         =======   ==========  =========  ========  =======  ========

  During 1995, 1996 and 1997, revisions of prior estimates of the 90% Net Profits Interests' proved gas reserves were primarily because of lower than anticipated production declines. Revisions of prior estimates of the 75% Net Profits Interests' proved reserves in each of these years were primarily the result of changes in the year-end oil prices used in estimating proved reserves. See "General" above.

 Proved Developed Reserves

  The following are estimated quantities of proved developed oil and gas reserves as of December 31, 1994 and each following year-end through December 31, 1997 (in thousands):

                                90% NET             75% NET
                           PROFITS INTERESTS   PROFITS INTERESTS      TOTAL
                           ------------------- ----------------------------------
                             OIL       GAS        OIL      GAS     OIL     GAS
                           (BBLS)     (MCF)     (BBLS)    (MCF)  (BBLS)   (MCF)
                           ------------------- --------- --------------- --------
December 31, 1994.........   678.4    38,708.1     939.6   334.4 1,618.0 39,042.5
                           =======  ========== ========= ======= ======= ========
December 31, 1995.........   665.2    38,866.6   1,203.5   429.3 1,868.7 39,295.9
                           =======  ========== ========= ======= ======= ========
December 31, 1996.........   676.6    37,705.7   1,701.2   675.7 2,377.8 38,381.4
                           =======  ========== ========= ======= ======= ========
December 31, 1997.........   727.9    35,947.4     908.6   346.8 1,636.5 36,294.2
                           =======  ========== ========= ======= ======= ========

  Changes in proved developed reserves are explained under "Proved Reserves" above.

 Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

  The following are summary calculations of the standardized measure of discounted future net cash flows as of December 31, 1995, 1996 and 1997 (in thousands):

                                  90% NET                      75% NET
                             PROFITS INTERESTS            PROFITS INTERESTS                  TOTAL
                         ----------------------------  --------------------------  ----------------------------
                                DECEMBER 31,                 DECEMBER 31,                 DECEMBER 31,
                         ----------------------------  --------------------------  ----------------------------
                           1995      1996      1997     1995      1996     1997      1995      1996      1997
                         --------  --------  --------  -------  --------  -------  --------  --------  --------
Future cash inflows..... $ 67,576  $119,971  $ 77,217  $22,295  $ 45,237  $14,975  $ 89,871  $165,208  $ 92,192
Future production
 taxes..................   (4,628)   (8,282)   (5,346)  (1,252)   (2,611)    (847)   (5,880)  (10,893)   (6,193)
                         --------  --------  --------  -------  --------  -------  --------  --------  --------
Future net cash flows...   62,948   111,689    71,871   21,043    42,626   14,128    83,991   154,315    85,999
10% discount factor.....  (31,880)  (56,805)  (36,221)  (9,868)  (20,663)  (6,282)  (41,748)  (77,468)  (42,503)
                         --------  --------  --------  -------  --------  -------  --------  --------  --------
Standardized measure.... $ 31,068  $ 54,884  $ 35,650  $11,175  $ 21,963  $ 7,846  $ 42,243  $ 76,847  $ 43,496
                         ========  ========  ========  =======  ========  =======  ========  ========  ========

 Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

  The following reconciles the changes during 1995, 1996 and 1997 in the standardized measure (in thousands):

                                 90% NET                     75% NET
                            PROFITS INTERESTS           PROFITS INTERESTS                TOTAL
                         --------------------------  -------------------------  --------------------------
                          1995     1996      1997     1995     1996     1997     1995     1996      1997
                         -------  -------  --------  -------  -------  -------  -------  -------  --------
Standardized measure,
 January 1.............. $33,754  $31,068  $ 54,884  $ 7,487  $11,175  $21,963  $41,241  $42,243  $ 76,847
Extensions, discoveries
 and other additions....     388      460     1,311       41      178      -0-      429      638     1,311
Accretion of discount...   3,099    2,767     4,861      692    1,012    1,980    3,791    3,779     6,841
Revisions of prior
 estimates, changes in
 price and other........  (1,576)  27,159   (16,689)   4,098   11,298  (14,264)   2,522   38,457   (30,953)
Royalty income..........  (4,597)  (6,570)   (8,717)  (1,143)  (1,700)  (1,833)  (5,740)  (8,270)  (10,550)
                         -------  -------  --------  -------  -------  -------  -------  -------  --------
Standardized measure,
 December 31............ $31,068  $54,884  $ 35,650  $11,175  $21,963  $ 7,846  $42,243  $76,847  $ 43,496
                         =======  =======  ========  =======  =======  =======  =======  =======  ========

 Discounted Present Value of the Coal Seam Tax Credit

  The standardized measure above does not include the effects of the coal seam tax credit since the Trust is not a taxable entity. The following summarizes the estimated coal seam tax credit attributable to the 90% Net Profits Interests at December 31, 1995, 1996 and 1997. Such estimates are based on projected coal seam gas production through the year 2002 as estimated by independent engineers, the current year estimated Btu content and the coal seam tax credit of $1.01, $1.03 and $1.05 per MMBtu at December 31, 1995, 1996 and 1997, respectively. See "Regulation--Coal Seam Tax Credit."

                                                               DECEMBER 31,
                                                           --------------------
                                                            1995   1996   1997
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
   Undiscounted........................................... $4,125 $3,946 $3,390
                                                           ====== ====== ======
   Discounted present value at 10%........................ $3,214 $3,150 $2,784
                                                           ====== ====== ======

CERTAIN PROVISIONS AFFECTING SAN JUAN BASIN ROYALTY INTERESTS

  Certain instruments creating or governing some of the Underlying Properties that are royalties and overriding royalties in the San Juan Basin contain provisions that purportedly either reduce the overriding royalty interest or convert the royalty or overriding royalty interest into a working interest when gas production falls below specified levels. The Company believes these provisions were included in these instruments because of a federal regulation, that has since been repealed, limiting the amount of royalties and overriding royalties placed on federal leases in the San Juan Basin. No assurances, however, can be made regarding the effect of these provisions on the Trust. The Company and other royalty interest owners filed a lawsuit, later joined by the Trust in 1993, to recover revenues suspended by working interest owners based on their interpretation of these reduction or conversion provisions. The Trust, the Company and the other royalty owners settled this lawsuit in 1996. Pursuant to the settlement, the Company received $750,000 in exchange for reducing its 7.5% overriding royalty interest in these properties to a 1.875% overriding royalty interest that does not convert to a working interest. The Trust received $675,000 or $0.1125 per Trust Unit as its portion of the settlement, which was distributed on January 15, 1997, to Trust Unitholders of record on December 31, 1996. Other Underlying Properties in the San Juan Basin are subject to similar provisions. One other working interest owner who asserted this claim subsequently withdrew it.

REGULATION

 Natural Gas Regulation

  The interstate transportation and sale for resale of natural gas is subject to federal regulation, including transportation rates, storage tariffs and various other matters, primarily by the Federal Energy Regulatory Commission ("FERC"). Federal price controls on wellhead sales of domestic natural gas terminated on January 1, 1993, although the FERC's jurisdiction over natural gas transportation and storage was unaffected. Sales of natural gas are affected by the availability, terms and cost of transportation, and the price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. The FERC continues to promulgate revisions to various aspects of regulations affecting the natural gas industry, particularly for interstate natural gas transmission, which in certain circumstances may also affect the intrastate transportation of natural gas. Many aspects of the regulatory developments have not become final and are still pending judicial and FERC final decisions. While natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. It is impossible to predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, such proposals might have on the operations of the Underlying Properties.

  Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at market prices. The FERC implemented regulations on January 1, 1995, to establish an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. The Trust is not able to predict what effect, if any, these regulations may have.

 State Regulation

  The various states regulate the production and sale of oil and natural gas, including imposing requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. The rates of production may be regulated and the maximum daily production allowables from both oil and gas wells may be established on a market demand or conservation basis, or both.

 Coal Seam Tax Credit

  The Trust receives royalty income from coal seam wells. Under Section 29 of the Code, coal seam gas produced prior to January 1, 2003 from wells drilled after December 31, 1979 and before January 1, 1993, qualifies for the federal income tax credit for producing nonconventional fuels. This tax credit for 1997 was approximately $1.05 per MMBtu. Such credit, calculated based on the Trust Unitholder's pro rata share of qualifying production, may not reduce the Trust Unitholder's regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his alternative minimum tax. Any part of the Section 29 tax credit not allowed for the tax year solely because of this limitation is subject to certain carryover provisions.

 Other Regulation

  The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws, including, but not limited to, regulations and laws relating to environmental protection, occupational safety, resource conservation and equal employment opportunity. The Company has advised the Trustee that it does not believe that compliance with these laws will have any material adverse effect upon the Trust Unitholders.

                          COMPUTATION OF NET PROCEEDS

  The definitions, formulas, accounting procedures and other terms governing the computation of the Net Proceeds are detailed and extensive, and the following description of the Net Profits Interests and the computation of Net Proceeds with respect to such interests is subject to and qualified by the more detailed provisions of the Conveyances filed as exhibits to the Registration Statement. See "Available Information."

  The Net Profits Interests are defined net profits interests carved out of specific oil and gas interests comprising the Underlying Properties. Each Net Profits Interest entitles the Trust to receive a portion of the Net Proceeds from the sale of oil and natural gas produced from the Underlying Properties.

  The amounts paid to the Trust with respect to the Net Profits Interests are based on the definitions of Gross Proceeds and Net Proceeds as set forth in the Conveyances and described below. Under the Conveyances, Net Proceeds are computed monthly (a "Computation Period"). The Company pays either 90% or 75% of the aggregate Net Proceeds attributable to a Computation Period to the Trust on the last business day of the month immediately following such Computation Period. The amount paid to the Trust does not include interest on the Net Proceeds held by the Company prior to payment to the Trust. The Trustee makes distributions to Trust Unitholders monthly. See "Description of the Trust Units--Distributions and Income Computations."

  Net Proceeds generally means, for any Computation Period, the excess of Gross Proceeds received during such Computation Period over certain designated costs attributable to the Computation Period. Gross Proceeds and costs are calculated on a cash basis, except that certain costs, primarily ad valorem taxes and expenditures of a material amount, may be determined on an accrual basis.

  The Net Profits Interests were created pursuant to two forms of Conveyance. One form of Conveyance created the 90% Net Profits Interests in the Underlying Properties that are royalties and overriding royalties entitling the Trust to receive 90% of the Net Proceeds from such Underlying Properties. The second form of Conveyance created the 75% Net Profits Interests in the Underlying Properties that are working interests entitling the Trust to receive 75% of the Net Proceeds from such Underlying Properties. The definition of Net Proceeds for the 90% Net Profits Interests and the 75% Net Profits Interests differ, primarily because of the different costs associated with owning royalty and overriding royalty interests compared to working interests. In addition, for convenience in complying with state tax laws, a separate Conveyance was prepared for each state in which any of the Underlying Properties was located. As a result, five Conveyances (a 90% interest conveyance for each of Texas, New Mexico and Oklahoma, and a 75% interest conveyance for each of Texas and Oklahoma) were used to transfer the Net Profits Interests to the Trust. Net Proceeds are calculated separately for each Conveyance.

90% NET PROFITS INTERESTS

  For the 90% Net Profits Interests, Net Proceeds is defined as the excess of Gross Proceeds received over Royalty Costs. Gross Proceeds means, for any Computation Period, the amounts received by the Company during such Computation Period from sales of oil and gas produced from the Underlying Properties subject to the 90% Net Profits Interests, net of all general property (ad valorem), production, severance, sales, gathering, excise and other taxes which are deducted or excluded from the proceeds of sales. Gross Proceeds does not include (i) consideration for the transfer or sale of the Underlying Properties or (ii) any amount which the Company, as owner of the Underlying Properties, is not entitled to receive, which generally includes oil and gas lost in the production and marketing thereof or used for drilling, production and plant operations (including gas injection, secondary recovery, pressure maintenance, repressuring, cycling operations, plant fuel or shrinkage). Gross Proceeds includes any amount which the Company, as owner of the Underlying Properties, receives from any of the following: shut-in gas well royalties or payments; minimum royalties; payments for gas not taken; advance or prepaid payments; amounts received for refraining from drilling an offset well; damages arising from any cause; and any other payments in connection with the drilling or the deferring of drilling of any well.

  In general, Royalty Costs means, for any Computation Period, on a cash basis, any taxes paid in connection with ownership of the Underlying Properties, to the extent not deducted in calculating Gross Proceeds, including estimated and accrued ad valorem and other property taxes. Royalty Costs also include all other costs, expenses and liabilities of, or borne in connection with the ownership of, such property and amounts previously included in Gross Proceeds but subsequently paid as a refund, interest or penalty. None of such costs has been or is expected to be material.

75% NET PROFITS INTERESTS

  For the 75% Net Profits Interests, Net Proceeds equal the excess of Gross Proceeds received over Production Costs and Excess Production Costs. Gross Proceeds means, for any Computation Period, the amounts received by the Company during such Computation Period from sales of oil and gas produced from the Underlying Properties subject to the 75% Net Profits Interests, net of (i) all general property (ad valorem), production, severance, sales, gathering, excise and other taxes which are deducted or excluded from the proceeds of sales; (ii) any amounts attributable to nonconsent-operations as to which the Company, as owner of the Underlying Properties, is a nonconsenting party and which are dedicated to the reimbursement of costs and expenses of the consenting party; and (iii) any payment made to the owner of the Underlying Properties for gas not taken (but to the extent such payments are allocated to gas taken in the future, such payments shall be included, without interest, in Gross Proceeds when such gas is taken), damages (other than drainage or reservoir injury), rental for reservoir use and payments made to the owner of the Underlying Properties in connection with the drilling of any well. Gross Proceeds does not include (i) consideration for the transfer or sale of the Underlying Properties or (ii) any amount not received for oil and gas lost in the production or marketing thereof or used by the owner of the Underlying Properties in drilling, production and plant operations. Gross Proceeds includes payments for future production to the extent they are not subject to repayment in the event of insufficient subsequent production.

  Production Costs means, in general, for any Computation Period, on a cash basis, the sum of the following costs relating to the Underlying Properties subject to such 75% Net Profits Interests: (i) all royalties or other burdens against production, delay rentals, shut-in gas payments, minimum royalty or other payments in connection with drilling or deferring drilling; (ii) any taxes paid by the owner of the Underlying Properties to the extent not deducted in calculating Gross Proceeds, including estimated and accrued ad valorem and other property taxes; (iii) costs paid by the Company, as owner of the Underlying Properties, under any joint operating agreement; (iv) all other costs, expenses and liabilities of exploring for, drilling, operating and producing oil and gas (net of dry and bottom hole payments received by the owner of the Underlying Properties); (v) costs of manufacturing, refining and processing gas; (vi) certain interest costs; (vii) an overhead charge; (viii) amounts previously included in Gross Proceeds but subsequently paid as a refund, interest or penalty; (ix) costs and expenses for renewals or extensions of leases; and (x) at the option of the owner of the Underlying Properties, accruals for costs approved under authorizations for expenditure. Excess Production Costs are the excess of Production Costs over Gross Proceeds for the period beginning with the end of the most recent month in which there were Net Proceeds, plus interest accrued at the prime rate. Therefore, if Production Costs exceed Gross Proceeds for a Computation Period for a Net Profits Interest in Underlying Properties that are working interests, the Trust will receive no payment for that period from such Net Profits Interest, and Excess Production Costs, together with interest thereon at the prime rate, will be carried over to the following month as a Production Cost for that month in determining the excess of Gross Proceeds for that month over Production Costs.

  The computation of Net Proceeds is made separately by Conveyance (i.e., separately for working interests located in Texas and Oklahoma). Therefore, Excess Production Costs in one state cannot reduce Net Proceeds from the other.

GENERAL

  If a controversy or possible controversy exists as to the correct or lawful sales price of any oil or gas produced from an Underlying Property, then for purposes of determining whether amounts have been received by the owner of the Underlying Property and therefore are Gross Proceeds: (i) amounts withheld by a purchaser or deposited by it with an escrow agent shall not be considered to be received by the owner of the Underlying Property until actually collected;
(ii) amounts received by the owner of the Underlying Property and promptly deposited with a nonaffiliated escrow agent will not be considered to have been received until disbursed to it by such escrow agent; and (iii) amounts received by the owner of the Underlying Property and not deposited with an escrow agent will be considered to have been received.

  The Trust is not liable to the owner of the Underlying Properties or the operators for any operating, capital or other costs or liabilities attributable to the Underlying Properties or oil or gas produced therefrom, and the Trustee is not obligated to return any income received from the Net Profits Interests. Overpayments made to the Trust will reduce future amounts payable.

  The Conveyances provide that the Company has the right to assign all or any part of its interests in the Underlying Properties, subject to the Net Profits Interests and the terms and provisions of the Conveyances. The Trust Unitholders will not be entitled to vote on, consent to or approve of any such transfer, and Trust Unitholders will not be entitled to any proceeds of such transfer. Following any such transfer, the Underlying Properties will continue to be burdened by the Net Profits Interests, and after any such transfer the Conveyances require that the Net Proceeds attributable to the transferred property be calculated separately by the transferee. The Conveyances have been recorded in the appropriate real property records so as to give notice of the Net Profits Interests to the Company's creditors and transferees, who would take subject to the Net Profits Interests and whose interests would be subsequent and inferior to the Net Profits Interests. Any transferee will succeed to the responsibilities of the Company as to the interests so transferred, including the payment duties. In the case of a transfer of a portion of the Underlying Properties, the Conveyances require that the Net Proceeds attributable to the transferred property be calculated separately by the transferee.

  The Company and any transferees will have the right to abandon any well or property on an Underlying Property that is a working interest if, in its opinion, such well or property ceases to produce or is not capable of producing in commercially paying quantities, and upon termination of any such lease, that portion of the Net Profits Interests relating thereto will be extinguished.

  The Company is required to maintain books and records sufficient to determine the amounts payable with respect to the Net Profits Interests. The Company is required to deliver to the Trustee a statement of the computation of the Net Proceeds attributable to each Computation Period quarterly and annually. The Company will cause the annual computation of Net Proceeds to be audited. The cost of such audit will be borne by the Trust.

                        FEDERAL INCOME TAX CONSEQUENCES

  This section summarizes the principal federal income tax consequences of the ownership and sale of the Trust Units. The laws, regulations, court decisions and IRS interpretations on which this summary is based are subject to change by future legislation, regulations or new interpretations by the courts or the IRS, which could have an adverse effect on the ownership of Trust Units. The Trust will not request advance rulings from the IRS dealing with the tax consequences of ownership of Trust Units but will rely on the opinion of Butler & Binion, L.L.P. ("Tax Counsel") regarding the classification of the Trust and certain federal income tax consequences described below. Consummation of the offering is conditioned upon the confirmation of Tax Counsel's opinion at the time of the closing. Tax Counsel believes that its opinion is in accordance with the present position of the IRS regarding such trusts. Such opinion is not binding on the IRS or the courts, however, and no assurance can be given that the IRS or the courts will agree with such opinion.

CLASSIFICATION AND TAXATION OF THE TRUST

  In the opinion of Tax Counsel, under current law, the Trust will be taxable as a grantor trust and not as an association taxable as a corporation. As a grantor trust, the Trust will not be subject to tax at the trust level. For tax purposes, the grantors (in this case, the Trust Unitholders) will be considered to own the Trust's income and principal as though no trust were in existence. A grantor trust simply files an information return, reporting all items of income, credit or deductions which must be included in the tax returns of the grantors. If, contrary to the opinion of Tax Counsel, the Trust was determined to be an unincorporated business entity, it would be taxable as a partnership unless it elected to be taxed as a corporation. Certain publicly traded partnerships are taxable as corporations. However, an exception exists for partnerships which derive at least 90% of their gross income from oil and gas production, interest and certain other types of passive income. If the Trust were taxable as a partnership, it would fall within this exception. Thus, the principal tax consequence from treatment of the Trust as a partnership would be that all Trust Unitholders would report income from the partnership on the accrual method of accounting for reporting their share of the Trust's income.

DIRECT TAXATION OF TRUST UNITHOLDERS

  Since the Trust will be treated as a grantor trust for federal income tax purposes, each Trust Unitholder will be taxed directly on his pro rata share of the income of the Trust and will be entitled to claim his pro rata share of the deductions of the Trust. The income of the Trust will be deemed to have been received or accrued by the Trust Unitholders at the time such income is received or accrued by the Trust and not when distributed by the Trust. Income and expenses of the Trust will be taken into account by Trust Unitholders consistent with their method of accounting and without regard to the taxable year or accounting method employed by the Trust.

REPORTING OF TRUST INCOME AND EXPENSES

  Unless otherwise advised by Tax Counsel or the IRS, the Trustee intends to treat each royalty payment it receives as the taxable income of the Trust Unitholders of record on the day of receipt (i.e., the last business day of each calendar month). Similarly, the Trustee intends to pay expenses only on the day it receives a royalty payment and to treat all expenses paid on a royalty receipt day as the expenses of the Trust Unitholder to whom the royalty income received on that date is distributed. Interest earned on a distribution amount will be treated as belonging to the Trust Unitholder to whom the distribution amount is paid. In most cases, therefore, the income and expenses of the Trust for a period will be reported as belonging to the Trust Unitholder to whom the distribution is made for such period and the amount of the distribution for a Trust Unit will equal the net income allocated in respect of such Trust Unit, determined without regard to depletion. Such correlation may not exist if, for example, the Trustee establishes a cash reserve to pay estimated future expenses or pays an expense with borrowed funds. Moreover, it is possible that the IRS will attempt to impute income to persons who are Trust Unitholders when a royalty payment on the Net Profits Interests accrues, to disallow administrative expenses to persons who are not Trust Unitholders when the expenses are incurred, or both. If the IRS did attempt to impute such income, an accrual basis Trust Unitholder might realize royalty income in a tax year earlier than that reported by the Trustee.

ROYALTY INCOME AND DEPLETION

  In the opinion of Tax Counsel, the income from the Net Profits Interests will be royalty income subject to an allowance for the greater of cost depletion or percentage depletion. Both the percentage depletion allowance and the cost depletion allowance must be computed separately by each Trust Unitholder for each oil or gas property (within the meaning of Code Section
614). Tax Counsel understands that the IRS is presently taking the position that a net profits interest carved out of multiple properties is a single property for depletion purposes. Accordingly, the Trust intends to take the position that the Net Profits Interest transferred to the Trust by each Conveyance is a single property ("Property") for depletion purposes until such time as the issue is resolved definitively in some other manner.

  The deduction for depletion with respect to a Property is determined annually and is the greater of "cost" depletion or, if allowable, "percentage" depletion. Percentage depletion is generally available to "independent producers" on the equivalent of 1,000 barrels of production per day. Prior to the Revenue Reconciliation Act of 1990 ("1990 Act"), however, the benefit of percentage depletion generally did not extend to "independent producers" as defined in the Code (generally persons who are not substantial refiners or retailers of oil or gas or their primary products) who were transferees of a "proven" oil or gas property with respect to production from that property. As a result of the 1990 Act, this rule will not be applicable in the case of transfers of "proven" properties after October 11, 1990. Accordingly, royalty income from production attributable to Trust Units purchased pursuant to this offering by "independent producers" will qualify for percentage depletion. Percentage depletion is a statutory allowance equal to 15% of the gross income from production from a property, subject to a net income limitation which, as a result of the 1990 Act, was increased from fifty percent to one hundred percent of the taxable income from the property, computed without regard to depletion deductions and certain loss carrybacks. The depletion deduction attributable to percentage depletion for a taxable year is limited to 65% of the taxpayer's taxable income for the year before allowance of "independent producers" percentage depletion. Unlike cost depletion, percentage depletion is not limited to the adjusted tax basis of the property, although it reduces such adjusted tax basis (but not below zero). With respect to domestic stripper or heavy oil production from wells held by independent producers or royalty owners, the statutory percentage depletion rate is increased under the 1990 Act by one percent (up to a maximum rate increase of ten percent) for each whole dollar that the average domestic wellhead price of crude oil for the immediately preceding year is less than $20 per barrel.

  The Company believes that Trust Unitholders who purchase Trust Units pursuant to this offering will derive a substantially greater benefit from cost depletion than from percentage depletion.

  In computing cost depletion for each property for any year, the adjusted tax basis of such property at the beginning of such year is divided by the estimated total units (e.g., Bbls of oil or Mcf of gas) recoverable from such property to determine the per-unit allowance for such property. The per-unit allowance is then multiplied by the number of units produced and sold from such property during the year. Cost depletion for a property cannot exceed the adjusted tax basis of such property. Since the Trust will be taxed as a grantor trust, each Trust Unitholder will compute cost depletion using his basis in his Trust Units. Information will be provided to each Trust Unitholder reflecting how such basis should be allocated among each property represented by his Trust Units. To the extent the depletion tax deduction exceeds cash distributions per Trust Unit, such excess can be deducted from the taxpayer's other sources of taxable income.

OTHER INCOME AND EXPENSES

  It is anticipated that the only other income of the Trust will be interest income earned on funds held as a reserve or held until the next distribution date. Other expenses of the Trust will include any state and local taxes imposed on the Trust and administrative expenses of the Trustee. Although the issue has not been definitively resolved, Tax Counsel believes that all or substantially all of such expenses are deductible in computing adjusted gross income and, therefore, are not the type of miscellaneous itemized deductions that are allowable only to the extent that the aggregate of such deductions exceeds 2% of adjusted gross income.

ALTERNATIVE MINIMUM TAX

  All taxpayers are subject to an alternative minimum tax on alternative minimum taxable income ("AMTI"). AMTI is the taxpayer's taxable income recomputed with various "adjustments" plus "items of tax preference," which, in the case of persons other than "independent producers," include the excess of the aggregate percentage depletion deductions with respect to an oil or gas property over the adjusted tax basis of such property. The alternative minimum tax rate for individual taxpayers filing a joint return is 26% up to $175,000 and 28% over $175,000 of AMTI in excess of an exemption amount, which exemption amount is based upon a number of factors and varies between $45,000 and zero. Alternative minimum tax ("AMT") is the excess of a taxpayer's "tentative minimum tax" for a tax year over his "regular" tax for that year. The tentative minimum tax is determined by multiplying the excess of AMTI over the applicable exemption amount by 26% up to $175,000 and 28% over $175,000 and subtracting the AMT foreign tax credit. Reduced maximum AMT tax rates may apply to net capital gains and certain other gains.

  Since the effect of the AMT varies depending upon each Trust Unitholder's personal tax and financial position, each prospective investor is advised to consult with his own tax advisor concerning the effect of the AMT on him.

SECTION 29 COAL SEAM GAS TAX CREDIT

  Certain of the production attributable to the Net Profits Interests is from coal seam gas. Provided a number of statutory requirements are met, taxpayers are entitled to the Section 29 tax credit for production and sale of certain qualified fuels produced from nonconventional sources, which include gas produced from coal seams. The Section 29 tax credit applies to coal seam gas produced and sold to an unrelated party prior to January 1, 2003 from wells drilled after December 31, 1979 and prior to January 1, 1993. The Section 29 tax credit is equal to $3.00 per barrel of oil equivalent (i.e., 5.8 MMBtu) adjusted for inflation since 1979 by the GNP annual implicit price deflator. Thus, the credit was $6.10 per barrel of oil equivalent for 1997. The credit is reduced by a fraction the numerator of which is the excess of the reference price for the calendar year of sale ($17.24 for 1997) over $23.50 adjusted for inflation ($47.78 for 1997) and the denominator of which is $6.00 adjusted for inflation ($12.20 for 1997). The annual reference price is the Secretary of the Treasury's estimate of the average wellhead price per barrel for all domestic crude oil produced in that year. Since the calendar year 1997 reference price did not exceed $23.50 multiplied by the inflation adjustment factor, the credit was not reduced in 1997. The Section 29 tax credit available for gas produced in 1997 was $1.05 per MMBtu and in 1998 is estimated to be $1.08 per MMBtu. In the opinion of Tax Counsel, if the requisite statutory requirements are met, the Trust Unitholders will be eligible to claim the Section 29 tax credit with respect to sales of qualified coal seam gas production included in the calculation of the Net Profits Interests.

  The Section 29 tax credit allowable for any taxable year cannot exceed the excess (if any) of the taxpayer's regular tax liability for such taxable year, as reduced by the taxpayer's foreign tax credits and certain nonrefundable credits, over the taxpayer's tentative minimum tax liability for that year. Any amount of Section 29 tax credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitation described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 tax credit in any other circumstances. Hence, a Trust Unitholder may not receive the full benefit of such credit depending on his particular circumstances.

NON-PASSIVE ACTIVITY INCOME AND LOSS

  The income and expenses of the Trust and the Section 29 tax credit will not be taken into account in computing the passive activity losses and income under Code Section 469 for a Trust Unitholder who acquires and holds Trust Units as an investment. Section 29 tax credits generated by an investment in the Trust Units, therefore, can be utilized to offset regular tax liability on income from any source, subject to the limitations discussed in "Section 29 Coal Seam Gas Tax Credit" above.

UNRELATED BUSINESS TAXABLE INCOME

  Certain organizations that are generally exempt from tax under Code Section 501 are subject to tax on certain types of business income defined in Code
Section 512 as unrelated business income. In the opinion of Tax Counsel, the income of the Trust will not be unrelated business taxable income within the meaning of Code Section 512 so long as the Trust Units are not "debt-financed property" within the meaning of Code Section 514(b). In general, a Trust Unit would be debt-financed if the Trust Unitholder incurs debt to acquire a Trust Unit or otherwise incurs or maintains a debt that would not have been incurred or maintained if such Trust Unit had not been acquired.

SALE OF TRUST UNITS; DEPLETABLE BASIS

  Generally, a Trust Unitholder will realize gain or loss on the sale or exchange of his Trust Units measured by the difference between the amount realized on the sale or exchange and his adjusted basis for such Trust Units. Gain or loss on the sale of Trust Units by a Trust Unitholder who is not a dealer with respect to such Trust Units and who has a holding period for the Trust Units of more than 12 months but not more than 18 months will be treated as a mid-term capital gain (taxable at a maximum rate of 28%) or a holding period of more than 18 months will be treated as a long-term capital gain (taxable at a maximum rate of 20%), except to the extent of the depletion recapture amount explained below. A Trust Unitholder's basis in his Trust Units will be equal to the amount paid for such Trust Units pursuant to this offering or pursuant to market transactions. Such basis will be reduced by deductions for depletion claimed by the Trust Unitholder (but not below zero). Upon the sale of the Trust Units, a Trust Unitholder must treat as ordinary income his depletion recapture amount, which is an amount equal to the lesser of (i) the gain on such sale or (ii) the sum of the prior depletion deductions taken with respect to the Trust Units (but not in excess of the initial basis of such Trust Units). It is possible that the IRS would take the position that a portion of the sales proceeds is ordinary income to the extent of any accrued income at the time of sale allocable to the Trust Units sold, but which is not distributed to the selling Trust Unitholder.

TAXATION OF FOREIGN HOLDERS

  Unless the election described below is made, a nonresident alien individual, foreign corporation, or foreign estate or trust ("Foreign holder") will be subject to a 30% federal income withholding tax on his share of gross royalty income from the Net Profits Interests (or tax treaty rates, if lower), without any deductions, but gain realized on a sale of a Trust Unit will not be subject to federal income tax unless: (i) the gain is otherwise effectively connected with business conducted by the Foreign holder in the United States;
(ii) the Trust Unitholder is an individual who is present in the United States for at least 183 days in the year of the sale; (iii) the Trust Unitholder owns more than a 5% interest in the Trust; or (iv) the Trust Units cease to be regularly traded on an established securities exchange. Gain realized by a Foreign holder upon the sale by the Trust of all or any part of the Net Profits Interests would be subject to federal income tax.

  The Trust Unitholders who are Foreign holders may elect under Code Section 871 or Section 882 or similar provisions of applicable treaties to treat income attributable to the Net Profits Interests as effectively connected with the conduct of a trade or business in the United States. Such a Foreign holder will be taxed at regular federal income tax rates on the net income attributable to the Net Profits Interests (including gain recognized on the disposition of Trust Units). Absent a treaty exception, the net income of a corporate Foreign holder which has made such an election will also be subject to the "branch profits tax" imposed under Code Section 884. To claim the deductions allowable in computing net income, including cost depletion, an electing Foreign holder will have to file a United States income tax return. The election, once made, is irrevocable (unless an applicable treaty allows the election to be made annually) and is applicable to all income and gain realized by the Foreign holder with respect to any real property interests located in the United States (including those interests held through partnerships, fixed investment trusts, and other pass-through entities).

BACKUP WITHHOLDING

  In general, distributions of Trust income will not be subject to "backup withholding" unless: (i) the Trust Unitholder is an individual or other noncorporate taxpayer and (ii) such Trust Unitholder fails to comply with certain reporting procedures.

TAX SHELTER REGISTRATION

  Code Section 6111 requires a tax shelter organizer to register a "tax shelter" with the IRS by the first day on which interests in the tax shelter are offered for sale. A "tax shelter," for purposes of the registration requirement, is an investment with respect to which a person could reasonably infer, from the representations made in connection with any offer for sale of any interest in the investment, that the "tax shelter ratio" for any investor may be greater than two to one as of the close of any of the first five years ending after the date on which the investment is offered for sale. The term "tax shelter ratio," with respect to an investment means the ratio that the aggregate amount of gross deductions for any investor, determined without regard to income derived from the investment, plus 350% of the credits that are potentially available to an investor bears to the investment base for the year. The "investment base" is equal to the cash, plus the adjusted basis (which may be less than the fair market value) of any other property invested. Certain borrowings, however, including those from other participants in the venture, are excluded from the investment base. While the Company has no knowledge of any such borrowings, it is possible that, due to such borrowings, the investment base of an investor would be substantially reduced or eliminated.

  The Company has calculated the tax shelter ratio for an interest in the Trust for the first five years of the Trust pursuant to the regulations promulgated under Code Section 6111 and has determined that the tax shelter ratio during such period is not expected to exceed two to one for investors whose investment base is not reduced by borrowing. However, because it is possible that the tax shelter ratio test could be exceeded for an investor who had his investment base reduced due to borrowings, the Trust has been registered as a tax shelter with the IRS. The tax shelter registration number for the Trust will be furnished promptly to each investor. A Trust Unitholder who sells or otherwise transfers a Trust Unit in a subsequent transaction must furnish the tax shelter registration number to the transferee. The penalty for failure of the transferor of a Trust Unit to furnish such tax shelter registration number to a transferee is $100.00 for each such failure. It is anticipated that the Trustee will furnish the tax shelter registration number to transferees. Trust Unitholders must disclose the tax shelter registration number of the Trust on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by the Trust is claimed or income of the Trust is included. A Trust Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $50 penalty for each such failure. (Any penalties discussed herein are not deductible for federal income tax purposes.)

  ISSUANCE OF A TAX SHELTER REGISTRATION NUMBER DOES NOT INDICATE THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

REPORTS

  The Trustee will furnish to Trust Unitholders of record quarterly and annual reports in order to permit computation of their tax liability. See "Description of the Trust Units--Periodic Reports."

                           STATE TAX CONSIDERATIONS

  The following is intended as a brief summary of certain information regarding state income taxes and other state tax matters affecting the Trust and the Trust Unitholders. Trust Unitholders are urged to consult their own legal and tax advisors with respect to these matters.

  Texas presently does not have a state income tax on resident or nonresident individuals. The Texas franchise tax imposes, in effect, an income tax on corporations and limited liability companies which qualify to do business or actually do business in Texas. Trust Unitholders that are corporations or limited liability companies may be subject to Texas franchise taxes on income from the Net Profits Interests.

  New Mexico and Oklahoma impose income taxes upon residents and nonresidents. In the case of nonresidents, in both states income derived from tangible property within the state is subject to tax. The income tax laws of New Mexico and Oklahoma are both based on federal income tax laws. Thus, assuming the Trust is taxed as a grantor trust for federal income tax purposes, the Trust Unitholders will be subject to New Mexico income tax on their share of income from the New Mexico Net Profits Interest and to Oklahoma income tax on income from the Oklahoma Net Profits Interests. Nonresidents of New Mexico and Oklahoma, however, may not be taxed in those states on gains from sales of Trust Units. Trust Unitholders may also be subject to tax by the state in which they reside on income derived from the Trust.

  The Trustee will provide information concerning the Trust sufficient to identify the income of the Trust allocable to each state. Trust Unitholders should consult their own tax advisors to determine their income tax filing requirements with respect to their share of income of the Trust allocable to states imposing an income tax on such income.

  The Trust Units may constitute real property or an interest in real property under the inheritance, estate and probate laws of Texas, New Mexico and Oklahoma. If the Trust Units are held to be real property or an interest in real property under the laws of a state in which the Underlying Properties are located, the Trust Units may be subject to devolution, probate and administration laws, and inheritance or estate and similar taxes, under the laws of such state.

                      DESCRIPTION OF THE TRUST INDENTURE

  The following information and the information set forth under "Description of the Trust Units" are subject to the detailed provisions of the Trust Indenture between the Company and NationsBank, N.A., which acts as Trustee for the Trust. NationsBank, N.A. is co-agent under the Company's $750,000,000 revolving credit facility and currently holds 7.8% of the Company's aggregate outstanding credit loans. The following is a general description of the basic framework of the Trust, and is qualified by the detailed provisions concerning the Trust set forth in the Trust Indenture, a copy of which was filed as an exhibit to the Registration Statement. See "Available Information." For a description of the fiduciary responsibility of the Trustee, including remedies available for the breach of these duties, see "--Fiduciary Responsibility and Liability of the Trustee," below.

CREATION AND ORGANIZATION OF THE TRUST; AMENDMENTS

  Pursuant to the Conveyances, the Net Profits Interests were conveyed by the Company to the Trust in exchange for 12,000,000 Trust Units. Subsequently, the 12,000,000 Trust Units were converted to 6,000,000 outstanding Trust Units.

  The Trust was created under Texas law pursuant to the terms of the Trust Indenture to acquire and hold the Net Profits Interests for the benefit of the Trust Unitholders. The Net Profits Interests are passive in nature and the Trustee will have no control over and no responsibility for costs relating to the operation of the Underlying Properties. Neither the Company nor the operators of the Underlying Properties have any contractual commitments to the Trust to conduct further drilling on the Underlying Properties or to maintain their ownership interest in any of such properties. For a description of the Underlying Properties and other information relating to such properties, see "The Net Profits Interests and the Underlying Properties."

  The beneficial interest in the Trust created by the Trust Indenture is divided into 6,000,000 Trust Units, which represent equal undivided portions. For additional information concerning the Trust Units, see "Description of the Trust Units."

  The Trust Indenture may be amended by a vote of holders of 80% of the Trust Units. No provision of the Trust Indenture, however, may be amended that would increase the power of the Trustee to engage in business or investment activities or to alter the rights of the Trust Unitholders as among themselves.

ASSETS OF THE TRUST

  The only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the Trust Unitholders, are the Net Profits Interests. See "The Net Profits Interests and the Underlying Properties."

DUTIES AND LIMITED POWERS OF THE TRUSTEE

  The duties of the Trustee are specified in the Trust Indenture and by the laws of the State of Texas. The basic duties of the Trustee are to collect income attributable to the Net Profits Interests, to pay out of the Trust's income and assets all expenses, charges and obligations and to distribute the distributable income to the Trust Unitholders. The Trustee is authorized to take such action as in its judgment is necessary or advisable to best achieve the purposes of the Trust.

  With respect to any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable, the Trustee has the discretion to establish a cash reserve for the payment of such liability. If at any time the cash on hand and to be received by the Trustee is not, in the Trustee's judgment, sufficient to pay liabilities of the Trust as they become due, the Trustee is authorized to borrow the funds required to pay such liabilities, in which event no further distributions will be made to Trust Unitholders until such borrowing has been repaid. The Trustee is permitted to borrow such funds from any person, including itself. To secure payment of any such indebtedness, the Trustee is authorized to mortgage, pledge, grant security interests in or otherwise encumber assets of the Trust, or any portion thereof, including the Net Profits Interests, and to carve out and convey production payments.

  After payment of or provision for Trust expenses and obligations, the Trustee will make monthly distributions to the Trust Unitholders of all the proceeds received from the Net Profits Interests and not theretofore distributed. The Trustee will submit periodic financial reports to the Trust Unitholders as described under "Description of the Trust Units--Periodic Reports."

  The Trust Indenture provides that cash being held by the Trustee as a reserve for liabilities or for distribution at the next distribution date will be invested in interest-bearing obligations of the United States government, repurchase agreements secured by such obligations or certificates of deposit in certain banks, but the Trustee is otherwise prohibited from acquiring any asset other than the Net Profits Interests or engaging in any business or investment activity of any kind whatsoever.

  In the event the Trustee determines it to be in the best interest of the Trust Unitholders, the Trustee may sell for cash all or any part of the Net Profits Interests only if approved by the Trust Unitholders. If the Net Profits Interests to be sold constitute a material part of the assets of the Trust, then the sale must be approved by a vote of holders of 80% or more of the outstanding Trust Units; otherwise, the sale must be approved by a vote of a majority in interest of Trust Unitholders constituting a quorum at a meeting of Trust Unitholders. The Trustee is directed to effect such a sale (without any such vote) upon termination of the Trust, which will occur if gross revenues of the Trust for each of two consecutive years are less than $1,000,000, and in certain other events. The Trustee must distribute the net proceeds of such sale to the Trust Unitholders.

  The Trust Indenture also provides that in the event of certain judicial or administrative proceedings seeking the cancellation or forfeiture of any property included in the Underlying Properties or asserting the invalidity of or otherwise challenging the Net Profits Interests held by the Trust because of the nationality, or any other status, of any one or more Trust Unitholders, the Trustee will have the right to require such holder to dispose of his Trust Units, and if such person fails to dispose of his Trust Units, the Trustee will have the right to purchase such Trust Units.

  To achieve the purposes of the Trust, the Trustee is also authorized to agree to modifications of the terms of the Conveyances or to settle disputes with respect thereto, so long as such modifications or settlements do not alter the nature of the Net Profits Interests as to rights to receive a share of the proceeds of oil or gas produced from the Underlying Properties, free of any expense or other cost, which do not possess any operating rights or obligations.

LIABILITIES OF THE TRUST

  Because of the passive nature of the Trust assets and the restrictions on the power of the Trustee to incur obligations, the only liabilities the Trust has incurred have been those for routine administrative expenses, such as the Trustee's fees and accounting, engineering, legal and other professional fees. It is anticipated that the only liabilities that the Trust will incur in the future will be for similar expenses.

FIDUCIARY RESPONSIBILITY AND LIABILITY OF THE TRUSTEE

  The Trustee is a fiduciary with respect to the Trust Unitholders and under Texas law, the Trustee is required to act in the best interests of the Trust Unitholders at all times and to exercise the judgment and care in supervising and managing the Trust's assets exercised by persons of ordinary prudence, discretion and intelligence. Under Texas law, the Trustee's duties to the Trust Unitholders are similar to the duty of care owed by a corporate director to the corporation and its shareholders, except that the legal presumption protecting business decisions made by directors from challenge, generally referred to as the business judgment rule, is inapplicable to decisions by the Trustee.

  Due to the passive nature of the Trust, the Trustee has not been required to make business decisions affecting the assets of the Trust. Therefore, substantially all of the Trustee's functions under the Trust Indenture are expected to continue to be ministerial in nature. See "--Duties and Limited Powers of the Trustee," above. Under Texas law, the Trustee may not profit from any transaction with the Trust. The Trust Indenture, however, permits the Trustee to charge for its services as trustee and as transfer agent (see "-- Compensation of the Trustee"), to retain funds to pay anticipated future expenses and to deposit such funds with the Trustee and to borrow funds at commercial rates from the Trustee to pay expenses of the Trust. The Trustee is also entitled to receive reimbursement of out-of-pocket expenses incurred in administering the Trust.

  In discharging its fiduciary duty to the Trust Unitholders, the Trustee may act in its discretion and will be personally or individually liable to the Trust Unitholders only for fraud or acts or omissions constituting bad faith. The Trustee will not be liable for any act or omission of any agent or employee of the Trustee unless the Trustee acted in bad faith in the selection and retention of such agent or employee. The Trustee will be indemnified for any liability, expense, claim, damage or other loss incurred by it individually or as Trustee in the administration of the Trust or for any act or omission on account of it being Trustee, unless resulting from fraud or bad faith, and the Trustee will have a lien upon the assets of the Trust as security for such indemnification and reimbursement and for compensation to be paid to the Trustee. The Trustee is not entitled to indemnification from Trust Unitholders. See "Description of the Trust Units--Liability of Trust Unitholders." The Trustee is required to ensure that all contractual liabilities of the Trust are limited to the assets of the Trust and will be liable for such contractual liabilities if it fails to do so.

  Under Texas law, if the Trustee, in bad faith, were to fail to collect amounts owed to the Trust or distribute cash held by the Trust for distribution, or otherwise, in bad faith, take or omit to take any action that is in the best interest of the Trust Unitholders, the Trustee would be liable to the Trust Unitholders for damages caused by any such act or omission, including any loss or depreciation in value of the Trust assets or failure to make a profit from such assets caused by such act or omission. Texas law permits Trust Unitholders to file an action seeking other remedies for such acts or omissions in addition to damages, including removal of the Trustee, specific performance, appointment of a receiver, an accounting by the Trustee to the Trust Unitholders, exemplary damages and other remedies. The availability of these remedies provided by Texas law is explicitly incorporated into the Indenture. Under the Indenture, the Trustee may be removed by the Trust Unitholders, with or without cause, by the affirmative vote of the holders of a majority of the Trust Units.

DURATION OF THE TRUST; SALE OF NET PROFITS INTERESTS

  The Trust will be terminated upon the sale by the Trust of all or substantially all of the Net Profits Interests, which sale may be effected only as described under "--Duties and Limited Powers of the Trustee," above. The Trust may also be terminated by a vote of holders of 80% or more of the Trust Units outstanding or upon operation of the provision of the Trust Indenture intended to permit the Trust to comply with the "rule against perpetuities." Upon termination of the Trust, the Trustee will sell for cash in one or more sales (which may be public auctions) all of the assets then constituting the Trust estate. After paying all liabilities of the Trust and establishing any reserves that the Trustee deems appropriate for contingent liabilities, the Trustee will distribute the proceeds of such sales and any other cash in the Trust estate to Trust Unitholders according to their respective interests. The Trustee will not be required to obtain approval of Trust Unitholders prior to conducting any sales upon termination of the Trust.

  The Trustee may cause the sale of the Net Profits Interests if the holders of 80% or more of the Trust Units approve such sale. The net proceeds of any such sale will be distributed to the Trust Unitholders. The Trustee is required to sell the Net Profits Interests if the Net Proceeds are less than $1,000,000 for each of two consecutive years. Sale of the Net Profits Interests will terminate the Trust.

COMPENSATION OF THE TRUSTEE

  The Trust Indenture provides that the Trustee will be compensated for its services, out of the Trust assets, in an annual amount of 1/20th of 1% of the Net Proceeds, plus specified charges for certain officer time in excess of 300 hours annually, and fees ($9,500 annual minimum) to act as the transfer agent for the Trust Units. The Trustee has contracted with ChaseMellon Shareholder Services, LLC to provide the transfer agent services. The Trustee will also be entitled to reimbursement for its out-of-pocket expenses. The Indenture also provides that the Trustee is entitled to a termination fee if the Trust is terminated. Such termination fee is required to be commensurate with services performed by the Trustee in the termination of the Trust and in no event more than 10% of the proceeds of the sale of the Trust's assets.

MISCELLANEOUS

  The Trust Indenture provides that the Trustee may, but is not required to, consult with counsel (which may be counsel to the Company or its successors), accountants, geologists, engineers and other parties deemed by the Trustee to be qualified as experts on the matters submitted to them, and the Trustee is authorized and protected with respect to any action taken by the Trustee in good faith in reliance upon and in accordance with the opinion of any such party.

                        DESCRIPTION OF THE TRUST UNITS

GENERAL

  Each Trust Unit represents an undivided share of beneficial interest in the Trust and entitles its holder to the same rights as the holder of any other Trust Unit. The Trust has 6,000,000 Trust Units outstanding.

DISTRIBUTIONS AND INCOME COMPUTATIONS

  The Trustee determines for each monthly period (the "Monthly Period") the amount available for distribution. Such amount (the "Monthly Distribution Amount") is equal to the excess, if any, of the cash received by the Trust from the Net Profits Interests during such Monthly Period, plus any other cash receipts of the Trust (other than interest on a Monthly Distribution Amount for a prior month) during such Monthly Period, over the liabilities of the Trust paid during such Monthly Period. The Monthly Distribution Amount also includes adjustments for changes made by the Trustee during such Monthly Period in any cash reserves established for the payment of contingent or future obligations of the Trust. Cash received by the Trust in a particular Monthly Period from the Net Profits Interests generally represents net proceeds from sales of production received by the Company in the immediately preceding month. The Monthly Distribution Amount for each Monthly Period is payable to the Trust Unitholders of record on the monthly record date (the "Monthly Record Date"), which is the close of business on the last business day of such Monthly Period or such date as the Trustee determines is required to comply with legal or stock exchange requirements. On or before the 10th business day after the Monthly Record Date, the Trustee will distribute pro rata to each person who was a Trust Unitholder of record on such Monthly Record Date the Monthly Distribution Amount for that month, together with estimated interest earned on such Monthly Distribution Amount from the Monthly Record Date for such month to the payment date.

  Unless otherwise advised by counsel or the IRS, the income and expenses of the Trust for each Monthly Period will be reported by the Trustee for tax purposes as belonging to the Trust Unitholders of record on the Monthly Record Date. The income and expenses will be recognized by the Trust Unitholders for tax purposes in the Monthly Period received or paid by the Trust, rather than in the Monthly Period distributed by the Trust. Net income, apart from any depletion to which a Trust Unitholder may be entitled, is expected to be essentially the same as the Monthly Distribution Amount. There may be minor variances, however, because of the possibility that, for example, a reserve will be established in one Monthly Period that will not give rise to a tax deduction until a subsequent Monthly Period or an expenditure paid in one Monthly Period will have to be amortized for tax purposes over several Monthly Periods. See "Federal Income Tax Consequences."

TRANSFER OF TRUST UNITS

  Trust Units are transferable on the records of the Trustee upon the surrender of the certificate therefor in proper form for transfer as required by the Trustee. No service charge will be made to the transferor or transferee for any transfer of a Trust Unit, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with such transfer. Until any such transfer, the Trustee may treat the owner of any Trust Unit as shown by its records as the owner of the Trust Unit evidenced thereby, and the Trustee shall not be charged with notice of any claim or demand respecting such Trust Units by any other party. Any such transfer of a Trust Unit will, as to the Trustee, transfer to the transferee as of the close of business on the date of transfer, all right, title and interest of the transferor in and to the Trust; provided, that a transfer of a Trust Unit after any Monthly Record Date will not transfer to the transferee the right of the transferor to the Monthly Distribution Amount relating to such date. The laws of the State of Texas will govern all matters affecting the title, ownership, warranty or transfer of Trust Units.

PERIODIC REPORTS

  As promptly as practicable following the end of each of the first three calendar quarters of each year, the Trustee will mail to each Trust Unitholder of record on a Monthly Record Date during such quarter a report which shows the assets and liabilities and receipts and disbursements of the Trust for such quarter. Within 120 days following the end of each fiscal year or such shorter period as may be required by the rules of any securities exchange on which the Trust Units are listed for trading, the Trustee will mail to the Trust Unitholders of record as of a date to be selected by the Trustee an annual report containing audited financial statements of the Trust.

  The Trustee will file all returns for federal income tax purposes as in its judgment are required to comply with applicable law, and the Trustee will prepare and mail to the Trust Unitholders quarterly and annually reports as are necessary to permit each Trust Unitholder to report correctly his share of the income and deductions of the Trust. The Trustee intends to treat all income and deductions recognized during each Monthly Period as having been recognized by holders of record on the last business day of such Monthly Period unless otherwise advised by counsel or the IRS.

  Each Trust Unitholder and his duly authorized agents and attorneys have the right during reasonable business hours to examine and inspect records of the Trust and the Trustee, including a list of the Trust Unitholders.

LIABILITY OF TRUST UNITHOLDERS

  The Indenture provides that the Trustee is required to ensure that all contractual liabilities of the Trust are limited to the assets of the Trust and that the Trustee will be liable for such contractual liabilities if it fails to do so. Texas law, however, is unclear whether a Trust Unitholder would be jointly and severally liable for any liability of the Trust in the event that the satisfaction of such liability was not by contract limited to the assets of the Trust and insurance proceeds, and the assets of the Trust or Trustee were insufficient to discharge such liability. The Company believes that because of the value and passive nature of the Trust assets and the restrictions in the Indenture on the power of the Trustee to incur liabilities, the imposition of any liability on a Trust Unitholder is remote.

VOTING RIGHTS OF TRUST UNITHOLDERS

  While Trust Unitholders have certain voting rights, such rights differ from and are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of Trust Unitholders or for annual or other periodic reelection of the Trustee.

  Meetings of Trust Unitholders may be called by the Trustee or Trust Unitholders owning not less than 15% of the outstanding Trust Units. All such meetings must be held in Fort Worth, Texas, and written notice setting forth the time and place of such meeting and the matters proposed to be acted upon must be given to all of the

Trust Unitholders of record not more than 60 days nor less than 20 days before such meeting. The presence in person or by proxy of Trust Unitholders representing a majority of Trust Units outstanding is necessary to constitute a quorum. Unless otherwise required by the Trust Indenture, any matter may be approved by holders of a majority of Trust Unitholders constituting a quorum, although less than a majority of the Trust Units then outstanding. Each Trust Unitholder is entitled to one vote for each Trust Unit owned.

  The Trustee may be removed, with or without cause, by a vote of the holders of a majority of the outstanding Trust Units. The affirmative vote of the holders of 80% of the outstanding Trust Units is required to (i) terminate the Trust, (ii) amend the Trust Indenture or (iii) approve the sale of all or any part of the assets of the Trust. The sale of all or any part of the assets of the Trust requires the prior consent of the Trustee except in connection with the termination of the Trust.

                           SELLING TRUST UNITHOLDER

  The following table sets forth certain information regarding the Trust Units held by the Selling Unitholder and the amount to be sold in the offering.

                              TRUST UNITS                      TRUST UNITS
                           BENEFICIALLY OWNED              BENEFICIALLY OWNED
                                 BEFORE                           AFTER
                              THE OFFERING     TRUST UNITS    THE OFFERING
                          -------------------- TO BE SOLD  -------------------
                           NUMBER                IN THIS    NUMBER
     NAME                 OF UNITS  PERCENTAGE OFFERING(a) OF UNITS PERCENTAGE
     ----                 --------- ---------- ----------- -------- ----------
Cross Timbers Oil Compa-
 ny...................... 1,360,000    22.7%    1,360,000      0         0%

--------
(a) Assumes the Underwriters' 30-day over-allotment option to purchase 160,000 Trust Units is exercised in full.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), the Company has agreed to sell to each of the Underwriters, and each of such Underwriters severally has agreed to purchase from the Company, the number of Trust Units set forth opposite its name below:

                                                                      NUMBER OF
        UNDERWRITERS                                                 TRUST UNITS
        ------------                                                 -----------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated................................................
   Dain Rauscher Wessels............................................
                                                                      ---------
        Total.......................................................  1,200,000
                                                                      =========

  The Underwriters have advised the Company that they propose initially to offer the Trust Units to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $    per Trust Unit. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of $    per Trust Unit
to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

  The Company has granted the Underwriters an option to purchase up to an aggregate of 160,000 additional Trust Units at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option Trust Units that the number of Trust Units to be purchased initially by that Underwriter bears to the total number of Trust Units to be purchased initially by the Underwriters.

  The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  In the event that the Underwriters do not purchase all of the Company's existing Trust Units, the Company and its executive officers and directors have agreed that for a period of 90 days from the date of this Prospectus they will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Trust Unit or any securities convertible into or exercisable or exchangeable for Trust Units or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Trust Units, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Trust Units or such other securities, in cash or otherwise. The foregoing restrictions do not apply, however, to the Trust Units being sold hereunder, any Trust Units issued upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to herein, any Trust Units issued or options to purchase Trust Units granted pursuant to existing employee benefit plans of the Company or any Trust Units issued pursuant to any non-employee option plan.

  Until the distribution of the Trust Units is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Trust Units. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Trust Units. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Trust Units.

  If the Underwriters create a short position in the Trust Units in connection with the Offering, i.e., if they sell more Trust Units than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Trust Units in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Trust Units. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                            VALIDITY OF SECURITIES

  The validity of the Trust Units offered hereby will be passed upon for the Company by Kelly, Hart & Hallman, P.C., Fort Worth, Texas, and for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. Butler & Binion, L.L.P., will give the tax opinion set forth herein. Certain members of Kelly, Hart and Hallman, P. C. currently own 4,027 Trust Units. Certain partners of Butler & Binion, L.L.P. currently own 10,189 Trust Units.

                                    EXPERTS

  Certain information appearing in this Prospectus regarding the estimated quantities of reserves of the oil and gas properties owned by the Trust, the future net revenues from such reserves and the present values thereof is based on estimates of such reserves and present values prepared by Miller and Lents, Ltd., an independent petroleum engineering firm.

  The audited financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Trust and the Company are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file periodic reports, proxy statements and other information with the Commission. Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and such information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's Web site address, http://www.sec.gov.

  The Trust and the Company have filed with the Securities and Exchange Commission, Washington, D.C. (the "Commission"), a registration statement on Form S-3 ("Registration Statement"), under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Trust Units offered hereby. This prospectus, which is a part of the Registration Statement ("Prospectus"), omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Trust and the Trust Units. Statements made in this Prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made hereby to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such references.

  NationsBank, N.A. is Trustee of the Trust. The Trustee's address is 500 W. Seventh Street, Suite 1300, Fort Worth, Texas, 76102 and its telephone number is (817) 390-6592. The Company's principal office is located at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102 and its telephone number is (817) 870-2800.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Trust and the Company incorporate herein by reference the following documents:

  (a) Annual Report of the Trust on Form 10-K for the fiscal year ended December 31, 1997;

  (b) Annual Report of the Company on Form 10-K for the year ended December 31, 1997;

  (c) Quarterly Report of the Trust on Form 10-Q for the quarter ended March 31, 1998;

  (d) Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1998;

  (e) Current Reports of the Company on Form 8-K dated December 1, 1997 (Amendment No. 1, filed on February 17, 1998), February 18, 1998, February 25, 1998, April 13, 1998, April 17, 1998, February 12, 1998
      (filed on April 21, 1998), April 21, 1998 and April 24, 1998;

  (f) Description of Trust Units contained in the Trust's Registration Statement on Form 8-A, filed January 10, 1992;

  (g) All other reports of the Trust or the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997; and

  (h) All other documents filed by the Trust or the Company pursuant to
      Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to termination of the offering made hereby.

  Any statement contained herein or in a document all or a portion of which is incorporated by or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to such contract or other document, copies of which are available without charge from the Trust or the Company as described under "Available Information," each such statement being qualified in all respects by such reference.

  The Trust or the Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any documents incorporated by reference herein, other than exhibits thereto unless specifically incorporated by reference into such documents. Such requests should be directed to Cross Timbers Oil Company, 810 Houston Street, Suite 2000, Fort Worth, Texas 76102, Attention: Investor Relations, telephone (817) 870-2800.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

  Wherever used herein, the following terms shall have the meanings specified.

  Bbl--One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

  Bcf--One billion cubic feet of natural gas.

  Btu--A British Thermal Unit, a common unit of energy measurement.

  Estimated Future Net Revenues--Also referred to herein as "estimated future net cash flows." Computational result of applying current prices of oil and gas (with consideration of price changes only to the extent provided by existing contractual arrangements) to estimated future production from oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Estimated future net revenues do not include the effects of the coal seam tax credit, since the Trust is not a taxable entity and the credit inures directly to the benefit of the Trust Unitholder (see "The Net Profits Interests and the Underlying Properties--Oil and Gas Reserves--Discounted Present Value of the Coal Seam Tax Credit").

  Gas Revenue--Includes revenue related to the sale of natural gas, natural gas liquids and plant products.

  MBbl--One thousand Bbls.

  Mcf--One thousand cubic feet of natural gas.

  Mcfe--One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis of one Bbl equals six Mcf.

  MMBtu--One million British Thermal Units (Btus).

  MMcf--One million cubic feet of natural gas.

  MMcfe--One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis of one Bbl equals six Mcf.

  Net Oil and Gas Wells or Acres--Determined by multiplying "gross" oil and gas wells or acres by the interest in such wells or acres represented by the Underlying Properties.

  Oil Revenue--Includes revenue related to the sale of oil and condensate production.

  Proved Developed Reserves--Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

  Proved Reserves--The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

  Proved Undeveloped Reserves--Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

  Reserve-to-Production Index--An estimate, expressed in years, of the total estimated proved reserves (on a BOE basis) attributable to a producing property as set forth in reserve reports prepared by Miller and Lents, Ltd., an independent petroleum engineering firm ("Miller and Lents") divided by the forecasted rate of production

(on an BOE basis) for the 12 months following December 31, 1997, as set forth in the Miller and Lents reserve reports.

  Royalty or Overriding Royalty Interest--A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and gas production or, if the conveyance creating the interest provides, a specific portion of oil and gas produced, without any deduction for the costs to explore for, develop or produce such oil and gas. A royalty or overriding royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interest have the exclusive right to exploit the mineral on the land.

  Standardized Measure of Discounted Future Net Cash Flows--Also referred to herein as "standardized measure." It is the present value of estimated future net revenues computed by discounting estimated future net revenues at a rate of 10% annually.

  Working Interest--A real property interest entitling the owner to receive a specified percentage of the proceeds of the sale of oil and gas production or a percentage of such production, but requiring the owner of the working interest to bear the cost to explore for, develop and produce such oil and gas. A working interest owner who owns a portion of the working interest may participate either as operator or by voting his percentage interest to approve or disapprove the appointment of an operator and certain activities in connection with the development and operation of a property. Because the Underlying Properties that are working interests are small percentage interests, they will not permit the Company to control or significantly influence the operation or development of such properties.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRIT-ER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE TRUST UNITS IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDIC-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT SUBSEQUENT TO THE DATE HEREOF THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE TRUST SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Forward Looking Statements.................................................   9
Risk Factors...............................................................   9
Price Range of Trust Units and Distributions...............................  14
Use of Proceeds............................................................  14
Selected Financial Data....................................................  15
Trustee's Discussion and Analysis..........................................  17
The Trust..................................................................  20
Hypothetical Annual Cash Distributions.....................................  21
The Net Profits Interests and the Underlying Properties....................  26
Computation of Net Proceeds................................................  32
Federal Income Tax Consequences............................................  34
State Tax Considerations...................................................  39
Description of the Trust Indenture.........................................  40
Description of the Trust Units.............................................  43
Selling Trust Unitholder...................................................  45
Underwriting...............................................................  46
Validity of Securities.....................................................  47
Experts....................................................................  47
Available Information......................................................  48
Incorporation of Certain Documents by Reference............................  48
Glossary of Certain Oil and Gas Terms......................................  50

-------------------------------------------------------------------------------
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                             1,200,000 TRUST UNITS

                          CROSS TIMBERS ROYALTY TRUST

                                ---------------

                              P R O S P E C T U S

                                ---------------

                              MERRILL LYNCH & CO.

                             DAIN RAUSCHER WESSELS
                   A DIVISION OF DAIN RAUSCHER INCORPORATED

                                       , 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

  All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus forming a part of this Registration Statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Except for the Registration Fee and the NASD Filing Fee, the following itemized table sets forth estimates of those expenses payable by the Company in connection with the offer and sale of the securities offered hereby:

   Registration Fee................................................... $  5,817
   NASD Filing Fee....................................................    3,000
   Printing and Engraving Expenses....................................  110,000
   Legal Fees and Expenses............................................  130,000
   Accountants' Fees and Expenses.....................................   25,000
   Miscellaneous Fees and Expenses....................................   76,183
                                                                       --------
     Total............................................................ $350,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 6.02 of the Trust Indenture provides that the Trustee will be indemnified by the Trust estate against and from any and all liability, expense, claims, damages or loss incurred by it individually or as Trustee in the administration of the Trust and the Trust estate, or in the doing of any act done or performed or omission occurring on account of it being Trustee except for any liability, expense, claims, damages or loss for fraud or for acts or omissions in bad faith.

  The Company is incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Article Nine of the Certificate of Incorporation of the Registrant permits indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL. Reference is made to the Certificate of Incorporation of the Registrant.

  Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article Ten of the Registrant's Certificate of Incorporation contains such a provision.

  The above discussion of the Registrant's Certificate of Incorporation and of Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and statutes.

  Additionally, the Company has acquired directors' and officers' insurance in the amount of $10 million, which provides an exclusion from coverage for liability under the federal securities laws.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1.1*   --Form of Purchase Agreement.
  4.1    --Cross Timbers Royalty Trust Restated Royalty Trust Indenture,
          incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the
          Trust's Registration Statement on Form S-1 (Reg. No. 33-44385), filed
          January 24, 1992.
  5.1*   --Opinion of Kelly, Hart & Hallman, P.C. as to legality of the securities registered hereby.
  8.1*   --Opinion of Butler & Binion, L.L.P. regarding tax matters.
 10.1    --Form of 90% Net Overriding Royalty Conveyance and Corrections,
          incorporated by reference from Exhibits 10.1--10.4 to Amendment No. 1 to the Trust's Registration Statement on Form S-1 (Reg. No. 33-
          44385), filed January 24, 1992.
 10.2    --Form of 75% Net Overriding Royalty Conveyance, incorporated by reference from Exhibit 10.5 to Amendment No. 1 to the Trust's
          Registration Statement on Form S-1 (Reg. No. 33-44385), filed January
          24, 1992.
 15.1    --Awareness letter of Arthur Andersen LLP.
 15.2    --Awareness letter of Arthur Andersen LLP.
 23.1    --Consent of Arthur Andersen LLP.
 23.2    --Consent of Miller and Lents, Ltd.
 23.3*   --Consent of Kelly, Hart & Hallman, P.C., (set forth in their opinion filed as Exhibit 5.1).
 23.4*   --Consent of Butler & Binion, L.L.P. (set forth in their opinion filed as Exhibit 8.1).
 24.1    --Powers of attorney (set forth on the signature page hereof).

--------
* To be filed by amendment

ITEM 17. UNDERTAKINGS.

  (a) The undersigned hereby further undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Trust's and the Company's annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Trustee and the Company have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Trust or Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the Trust or Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, EACH REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY
AUTHORIZED, IN THE CITY OF FORT WORTH, STATE OF TEXAS, ON       , 1998.

                                          Cross Timbers Royalty Trust

                                          By: NATIONSBANK, N.A., as Trustee


                                          By: _________________________________
                                            Joe B. Grissom
                                            Vice President

                                          Cross Timbers Oil Company


                                          By: _________________________________
                                            Bob R. Simpson
                                            Chairman of the Board

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED. EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY AUTHORIZES AND APPOINTS J. RICHARD SEEDS AND LOUIS G. BALDWIN, AND EACH OF THEM, ANY ONE OF WHOM MAY ACT WITHOUT THE JOINDER OF THE OTHER, AS HIS ATTORNEY-IN-FACT TO SIGN ON HIS BEHALF INDIVIDUALLY AND IN THE CAPACITY STATED BELOW ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, AND ANY RELATED REGISTRATION STATEMENT FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933 AND ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS THERETO, AS SUCH ATTORNEY-IN-FACT MAY DEEM NECESSARY OR APPROPRIATE.

              SIGNATURE                        TITLE                 DATE

                                       Director, Chairman             , 1998
-------------------------------------   of the Board and
           BOB R. SIMPSON               Chief Executive
                                        Officer (Principal
                                        Executive Officer)

                                       Director, Vice                 , 1998
-------------------------------------   Chairman of the
          STEFFEN E. PALKO              Board and President

                                       Director and                   , 1998
-------------------------------------   Executive Vice
          J. RICHARD SEEDS              President

                                       Director                       , 1998
-------------------------------------
         J. LUTHER KING, JR.

                                       Director                       , 1998
-------------------------------------
           JACK P. RANDALL

                                       Director                       , 1998
-------------------------------------
          SCOTT G. SHERMAN

                                       Senior Vice                    , 1998
-------------------------------------   President and Chief
          LOUIS G. BALDWIN              Financial Officer
                                        (Principal
                                        Financial Officer)

                                       Senior Vice                    , 1998
-------------------------------------   President and
          BENNIE G. KNIFFEN             Controller
                                        (Principal
                                        Accounting Officer)